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                             United States
                  Securities and Exchange Commission
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


               Keystone Consolidated Industries, Inc.
                          (Name of Issuer)

                            Common Stock
                     (Title Class of Securities)

                             0004934221
                           (CUSIP Number)

                           Anne E. Eisele
                              President
                            DeSoto, Inc.
                      900 E. Washington Street
                       Joliet, Illinois  60433
                                 and
                         Peter Golden, Esq.
              Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                      New York, New York  10004
                           (212) 859-8000
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)
                            June 26, 1996
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D
CUSIP No.   0004934221                    Page  2  of  6  Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           DeSoto, Inc.        36-1899490
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)    (b)

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

          Not applicable
  5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
NUMBER 7      SOLE VOTING POWER
 OF
SHARES          0
  S
BENEF  8      SHARED VOTING POWER
ICIAL
 LY               3,126,533
OWNED
 BY    9      SOLE DISPOSITIVE POWER
EACH
REPORT-         0
 ING
PERSON 10     SHARED DISPOSITIVE POWER
WITH            0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,126,533
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55.6%
 14   TYPE OF REPORTING PERSON*

          CO

                      Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of Keystone Consolidated
Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5430 LBJ Freeway, Suite 1740, Three Lincoln Centre, Dallas, Texas 75240-2697.


Item 2. Identity and Background

     This Statement is being filed by DeSoto, Inc., a Delaware corporation ("DeSoto").

     DeSoto manufactures and packages household cleaning products, including laundry detergents. The address of its principal business and of its principal office is 900 E. Washington Street, Joliet, Illinois 60433. The name, business address and present principal occupation of each executive officer and director of DeSoto is set forth in Annex A hereto.

     During the last five years, none of DeSoto nor, to the best of DeSoto's knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     No funds were required in connection with the Voting Agreement described in Item 4.


Item 4. Purpose of Transaction

     On June 26, 1996, DeSoto and the Company entered into an
Agreement and Plan of Reorganization (the "Merger Agreement") which provides, among other things, that, subject to certain conditions, a subsidiary of the Company will be merged with and into DeSoto (the "Merger").

     Also on June 26, 1996, DeSoto entered into a Voting Agreement (the "Voting Agreement") with Contran Corporation ("Contran") pursuant to which, among other things, Contran agreed to vote the 3,126,533 Shares it directly owns in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the stockholders of the Company to be called in connection with the Merger Agreement. As a result of the Voting Agreement, DeSoto may be deemed to share voting power over the Shares directly owned by Contran.

     The purpose of the Voting Agreement is to facilitate and increase the likelihood that the Merger will be consummated.

     In the Merger, each share of common stock of DeSoto will be converted into .7465 Shares, each option to acquire common stock of DeSoto will be converted into an option to acquire .7465 Shares, and Series B Senior Preferred Stock of DeSoto will be converted into similar preferred stock of Keystone plus cash equal to accrued dividends thereon. The holders of warrants to purchase 1,200,000 shares of common stock have agreed with the Company to cancel one-half of their warrants in the Merger and each remaining warrant will represent the right to purchase Shares.

     The Merger Agreement also provides, among other things, that as of the time the Merger is consummated the Board of Directors of the Company (i) will be increased to nine members and two persons named by DeSoto shall be appointed to the Board and (ii) will create an Executive Committee composed of three members, one of whom shall be named by DeSoto.

     Except as set forth above, neither DeSoto nor, to the best of DeSoto's knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits hereto and incorporated herein by reference.


Item 5. Interest in Securities of the Issuer

     (a) As a result of the Voting Agreement, DeSoto may be deemed to beneficially own the 3,126,533 Shares directly owned by Contran. Such Shares represent approximately 55.6% of the outstanding Shares (based upon 5,619,279 Shares reported by the Company to be issued and outstanding in the Merger Agreement). To the best of DeSoto's knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

     (b) DeSoto may be deemed to share voting power with respect to the 3,126,533 Shares subject to the Voting Agreement.

     (c) Except as described above, none of DeSoto nor, to the best of DeSoto's knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of DeSoto nor, to the best of DeSoto's knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits

          (i)  Voting Agreement

          (ii) Agreement and Plan of Reorganization

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 28, 1996


                                   DESOTO, INC.


                                   By: Anne E. Eisele
                                                          Annex A


           Directors and Executive Officers of DeSoto, Inc.


     The names of the directors and executive officers of DeSoto are set forth below. Unless otherwise indicated, each individual is a citizen of the United States.

Executive Officers

Name                                        Business Address

William Spier                               101 East 52nd Street
Chairman of the Board and                   New York, New York  10022
Chief Executive Officer

Anne E. Eisele                              900 E. Washington Street
President and Chief Financial Officer       Joliet, Illinois  60433

Fred J. Flaxmayer                           900 E. Washington Street
Corporate Controller                        Joliet, Illinois  60433

Directors

Name and Present Principal Occupation       Business Address

Anne E. Eisele                              see above
President and Chief Financial Officer
of DeSoto

Paul E. Price
Retired Senior Vice President of
The Quaker Oats Company
(manufacturer of grocery products and pet foods)

Daniel T. Carroll                           101 N. Main St.
Chairman of the Board and President of      Suite 906
the Carroll Group, Inc.                     Ann Arbor, MI  48104
(a management consulting firm)


David M. Tobey                              101 East 52nd Street
Managing Director of Parkway M&A            New York, New York  10022
Capital Corporation
(a company engaged in investments)

Anders U. Schroeder                         Riverside Three
Vice Chairman of DeSoto; Chief Executive    22 Hester Road
Officer of Asgard Ltd.                      London SW11 4 AN
(real estate investments and corporate      Great Britain
investments)
(Mr. Schroeder is a citizen of Denmark)

William P. Lyons                            101 East 52nd Street
Chairman of JVL Corp., (a manufacturer of   New York, New York  10022
generic and over-the-counter
pharmaceutical products); President and
Chief Executive Officer of William P.
Lyons and Co., Inc. (an investment firm)

William Spier                               101 East 52nd Street
Chairman of DeSoto; private investor        New York, New York  10022


                          Exhibit (i)


                        VOTING AGREEMENT



          Agreement dated as of June 26, 1996 between Contran Corporation, a Delaware corporation (the "Principal Shareholder"), and DeSoto, Inc., a Delaware corporation ("DeSoto"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

          In consideration of the execution by DeSoto of the Agreement and Plan of Reorganization dated as of June 26, 1996 (the "Merger Agreement") between Keystone Consolidated Industries, Inc., a Delaware corporation ("Keystone"), and DeSoto, and other good and valuable consideration, receipt of which is hereby acknowledged, the Principal Shareholder and DeSoto hereby agree as follows:

          1.     Representations  and  Warranties  of   Principal
Shareholder.   The  Principal Shareholder hereby  represents  and
warrants to DeSoto as follows:

               (a) Title. As of the date hereof, the Principal Shareholder owns of record 3,126,533 shares of Common Stock ("Common Stock"), par value $1 per share, of Keystone (the shares so owned being referred to as the "Shares"). The Shares represent approximately 55% of the total voting power of Keystone's capital stock as of the date hereof.

               (b) Right to Vote. The Principal Shareholder has full legal power, authority and right to vote all Shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the authorization of the issuance of shares of Common Stock to holders of the common stock of DeSoto in the Merger, without the consent or approval of, or any other action on the part of, any other person or entity. Without limiting the generality of the foregoing, except for this Agreement, the Principal Shareholder has not entered into any voting agreement with any person or entity with respect to any of the Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any person or entity, in each such case having the effect of limiting or affecting the Principal Shareholder's legal power, authority or right to vote the Shares in favor of the approval and adoption of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, including the authorization of the issuance of shares of Common Stock to holders of the common stock of DeSoto in the Merger.

               (c)   Authority.   The Principal  Shareholder  has
full legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement. This Agreement has been duly executed and delivered by the Principal Shareholder and constitutes a valid and binding agreement of the Principal Shareholder enforceable against the Principal Shareholder in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and
(ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity). As of the date of the Keystone shareholders meeting to vote on approval and adoption of the Merger Agreement and, to the extent submitted to shareholders for approval, the transactions contemplated by the Merger Agreement, including any adjournment or postponement thereof (the "Keystone Shareholders Meeting"), except for this Agreement, the Principal Shareholder will have full legal power, authority and right to vote all Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Common Stock to DeSoto stockholders, without the consent or approval of, or any other action on the part of, any other person or entity. From and after the date hereof, the Principal Shareholder will not commit any act that could restrict or otherwise affect such legal power, authority and right to vote all Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Common Stock to DeSoto stockholders. Without limiting the generality of the foregoing, from and after the date hereof the Principal Shareholder (other than this Agreement) will not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement limiting or affecting the Principal Shareholder's legal power, authority or right to vote the Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Common Stock to DeSoto stockholders.

               (d) Conflicting Instruments; No Transfer. Neither the execution and delivery of this Agreement nor the performance by the Principal Shareholder of its agreements and obligations hereunder will result in any breach or violation of or be in conflict with or constitute a default under any term of
(i) any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Principal Shareholder is a party or by which the Principal Shareholder (or any of its assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or affect the Principal Shareholder's ability to cast the votes represented by its Shares at the Keystone Shareholders Meeting or (ii) the Certificate of Incorporation of Keystone.

               (e)    Notwithstanding  any  provision   of   this
Agreement, the pledge of the Shares by Contran existing as of the date of this Agreement shall not constitute a default under this Agreement.

          2. Representations and Warranties of DeSoto. DeSoto hereby represents and warrants to the Principal Shareholder that this Agreement (along with DeSoto's obligations under this Agreement) has been duly authorized by all necessary corporate action on its part, has been duly executed and delivered by DeSoto and is a valid and binding agreement of DeSoto enforceable against DeSoto in accordance with its terms, subject to
(i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and the rights of creditors of insurance companies generally and
(ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

          3. Restriction on Transfer. The Principal Shareholder agrees that it will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate or otherwise transfer (collectively, "Transfer") any Shares or any options, warrants or other rights to acquire Common Stock to any person or entity; provided that, notwithstanding the foregoing, the Principal Shareholder shall be permitted to Transfer Shares to any person if prior to and as a condition of such Transfer such person agrees in writing to be bound by the terms of this Agreement, including but not limited to, the obligation to vote such Shares in accordance with Section 4 hereof.

          4. Agreement to Vote of Principal Shareholder. The Principal Shareholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all Shares at the Keystone Shareholders Meeting and at any adjournment thereof where such matters arise in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Common Stock to DeSoto stockholders.

          5. Action in Principal Shareholder Capacity Only. The Principal Shareholder makes no agreement or understanding herein as director or officer of Keystone. The Principal Stockholder signs solely in its capacity as a recordholder and beneficial owner of the Shares, and nothing herein shall limit or affect any actions taken by any officer or director of Keystone in his capacity as such.

          6. Invalid Provisions. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

          7. Executed in Counterparts. This Agreement may be executed in counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

          8. Specific Performance. The parties hereto agree that if for any reason the Principal Shareholder fails to perform any of his agreements or obligations under this Agreement irreparable harm or injury to DeSoto would be caused for which money damages would not be an adequate remedy. Accordingly, the Principal Shareholder agrees that, in seeking to enforce this
Agreement against the Principal Shareholder, DeSoto shall be entitled to specific performance and injunctive and other equitable relief.

          9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

          10. Amendments; Termination. (a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

                (b) The provisions of this Agreement shall terminate upon the earlier to occur of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

                (c) For purposes of this Agreement, the term "Merger Agreement" includes the Merger Agreement, as the same may be modified or amended from time to time; provided that no such amendment or modification amends or modifies the Merger Agreement in a manner such that the Merger Agreement, as so amended or modified, is less favorable to the Principal Shareholder in any material respect than is the Merger Agreement in effect on the date hereof.

          11. Additional Shares. If, after the date hereof, the Principal Shareholder acquires direct ownership of any shares of Common Stock (any such shares, "Additional Shares"), including, without limitation, upon exercise of any option, warrant or right to acquire Common Stock or through any stock dividend or stock split, the provisions of this Agreement (other than those set forth in Section 1) applicable to Shares shall be applicable to such Additional Shares as if such Additional Shares had been Shares as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares without action by any person or entity immediately upon the acquisition by the Principal Shareholder of direct ownership of such Additional Shares.

          12. Action by Written Consent. If, in lieu of the Keystone Shareholders Meeting, shareholder action in respect of the Merger Agreement or any of the transactions contemplated by the Merger Agreement is taken by written consent, the provisions of this Agreement imposing obligations in respect of or in connection with the Keystone Shareholders Meeting shall apply mutatis mutandis to such action by written consent.

          13. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of DeSoto (in the case of the
Principal  Shareholder or any of its permitted  assigns)  or  the
Principal Shareholder (in the case of DeSoto or any of its permitted assigns). Without limiting the scope or effect of the restrictions on Transfer set forth in Section 3 hereof, the Principal Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

          14. Notices. All notices and other communications pursuant to this Agreement shall be delivered personally, by telecopy, by certified or registered mail or by courier at the addresses set forth below (or such other address specified by such person) and shall be deemed given at the time of delivery.

          If to Contran:

               Contran Corporation
               5430 LBJ Freeway
               Suite 1700
               Dallas, Texas  75240
               Attention:     General Counsel

          with a copy to:

               Rogers & Hardin
               2700 Cain Tower
               227 Peachtree Street N.E.
               Atlanta, Georgia  30303
               Attention:     Alan Leet

          If to DeSoto:

               DeSoto, Inc.
               101 East 52nd Street
               New York, New York  10022
               Attention:  William Spier

          with a copy to:

               Fried, Frank, Harris, Shriver & Jacobson
               One New York Plaza
               New York, New York  10004
               Attention:  Peter Golden, Esq.

          15. Integration. This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings of the parties with respect to the subject matter hereof.


          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this 26th day of June, 1996.



                              CONTRAN CORPORATION



                              By:
                              Name:
                              Title:


                              DESOTO, INC.



                              By:
                              Name:
                              Title:





                          Exhibit (ii)







              AGREEMENT AND PLAN OF REORGANIZATION

                             BETWEEN

             KEYSTONE CONSOLIDATED INDUSTRIES, INC.

                               AND

                          DESOTO, INC.

                           DATED AS OF

                          June 26, 1996
                       TABLE OF CONTENTS

                                                                        Page


1.   PLAN OF REORGANIZATION                                               1
     1.1  The Merger                                                      1
          (a) Conversion of Shares of DSO Common Stock                    1
          (b) Conversion of Shares of DSO Preferred Stock                 2
          (c) Adjustments for Capital Changes                             2
          (d) Dissenting Shares                                           2
          (e) Conversion of KCI Sub Common Stock                          2
     1.2  Fractional Shares                                               2
     1.3  DSO Options                                                     3
          (a) Conversion                                                  3
          (b) Registration                                                3
     1.4  Effects of the Merger                                           4
     1.5  Registration on Form S-4                                        4

2.   REPRESENTATIONS AND WARRANTIES OF DSO                                5
     2.1  Organization; Good Standing; Qualification and Power            5
     2.2  Capital Structure                                               5
          (a) Stock and Options                                           5
          (b) DEMI                                                        6
          (c) Warrants                                                    6
          (d) No Other Commitments                                        6
     2.3  Authority                                                       7
          (a) Corporate Action                                            7
          (b) No Conflict                                                 7
          (c) Governmental Consents                                       7
     2.4  SEC Documents                                                   8
          (a) SEC Reports                                                 8
          (b) Financial Statements                                        8
     2.5  Information Supplied                                            9
     2.6  Compliance with Applicable Law                                  9
     2.7  Litigation and Legal Matters                                    9
     2.8  ERISA and Other Compliance                                     10
     2.9  Labor Matters                                                  13
     2.10 Absence of Undisclosed Liabilities                             14
     2.11 Absence of Certain Changes or Events                           14
     2.12 No Default                                                     16
     2.13 Certain Agreements                                             16
     2.14 Taxes                                                          16
     2.15 Intellectual Property                                          18
     2.16 Fees and Expenses                                              18
     2.17 Environmental Matters                                          18
     2.18 Interested Party Transactions                                  20
     2.19 Contracts                                                      21
     2.20 Title to Properties                                            22
     2.21 Insurance                                                      22
     2.22 Board Approval                                                 22
     2.23 Vote Required                                                  22
     2.24 Disclosure                                                     22
     2.25 Fairness Opinion                                               23
     2.26 Restrictions on Business Activities                            23
     2.27 DSO Rights Agreement                                           23
     2.28 Propriety of Past Payments                                     23
3.   REPRESENTATIONS AND WARRANTIES OF KCI                               23
     3.1   Organization; Good Standing; Qualification and Power          23
     3.2   Capital Structure                                             24
           (a) Stock and Options                                         24
           (b) No Other Commitments                                      24
     3.3   Authority                                                     25
           (a) Corporate Action                                          25
           (b) No Conflict                                               25
           (c) Governmental Consents                                     25
     3.4   SEC Documents                                                 26
           (a) SEC Reports                                               26
           (b) Financial Statements                                      26
     3.5   Information Supplied                                          27
     3.6   Compliance with Applicable Law                                27
     3.7   Litigation and Legal Matters                                  27
     3.8   ERISA and Other Compliance                                    28
     3.9   Labor Matters                                                 30
     3.10  Absence of Undisclosed Liabilities                            32
     3.11  Absence of Certain Changes or Events                          32
     3.12  No Default                                                    33
     3.13  Certain Agreements                                            33
     3.14  Taxes                                                         34
     3.15  Intellectual Property                                         35
     3.16  Fees and Expenses                                             35
     3.17  Environmental Matters                                         35
     3.18  Interested Party Transactions                                 36
     3.19  Contracts                                                     37
     3.20  Title to Properties                                           38
     3.21  Insurance                                                     38
     3.22  Board Approval                                                38
     3.23  Vote Required                                                 38
     3.24  Disclosure                                                    38
     3.25  Fairness Opinion                                              39
     3.26  Restrictions on Business Activities                           39
     3.27  Propriety of Past Payments                                    39
4.   DSO COVENANTS                                                       39
     4.1   Advice of Changes                                             39
     4.2   Maintenance of Business                                       40
     4.3   Conduct of Business                                           40
     4.4   Stockholder Approval                                          42
     4.5   Prospectus/Proxy Statement                                    42
     4.6   Regulatory Approvals                                          42
     4.7   Necessary Consents                                            43
     4.8   Access to Information                                         43
     4.9   Satisfaction of Conditions Precedent                          43
     4.10  No Other Negotiations                                         43
                                                                         44

5.   KCI COVENANTS                                                       45
     5.1   Advice of Changes                                             45
     5.2   Maintenance of Business                                       45
     5.3   Conduct of Business                                           45
     5.4   Stockholder Approval                                          48
     5.5   Prospectus/Proxy Statement                                    48
     5.6   Regulatory Approvals                                          48
     5.7   Necessary Consents                                            48
     5.8   Access to Information                                         48
     5.9   Satisfaction of Conditions Precedent                          49
     5.10  Listing                                                       49
     5.11  Nomination of Directors                                       49
     5.12  Executive Committee                                           49
     5.13  Director and Officer Indemnification                          49
     5.14  DSO Trade Debt                                                50

6.   CLOSING MATTERS                                                     50
     6.1   The Closing                                                   50
     6.2   Exchange of Certificates                                      50
           (a) Exchange Agent                                            50
           (b) Exchange Procedures                                       50
           (c) Distributions with Respect to Unsurrendered Certificates  51
           (d) No Further Ownership Rights to DSO Stock                  52
           (e) Termination of Exchange Fund                              52
           (f) No Liability                                              52
     6.3   Assumption of Options                                         52

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF DSO                          52
     7.1   Accuracy of Representations and Warranties                    52
     7.2   Covenants                                                     53
     7.3   Absence of Material Adverse Change                            53
     7.4   Compliance with Law                                           53
     7.5   Government Consents                                           53
     7.6   The Form S-4                                                  53
     7.7   Documents                                                     53
     7.8   Stockholder Approval                                          53
     7.9   KCI Approval                                                  53
     7.10  No Legal Action                                               54
     7.11  Election of DSO Designees to Board of Directors of KCI        54
     7.12  Tax Opinions                                                  54
     7.13  Legal Opinion                                                 54
     7.14  Listing                                                       54
     7.15  PBGC                                                          54
     7.16  Financing                                                     54
     7.17  Fairness Opinion                                              54
8.   CONDITIONS PRECEDENT TO OBLIGATIONS OF KCI                          54
     8.1   Accuracy of Representations and Warranties                    55
     8.2   Covenants                                                     55
     8.3   Absence of Material Adverse Change                            55
     8.4   Compliance with Law                                           55
     8.5   Government Consents                                           55
     8.6   Form S-4                                                      55
     8.7   Documents                                                     55
     8.8   Stockholder Approval                                          56
     8.9   DSO Approval                                                  56
     8.10  No Legal Action                                               56
     8.11  Tax Opinions                                                  56
     8.12  Legal Opinion                                                 56
     8.13  Agreement of Warrantholders                                   56
     8.14  Financing                                                     56
     8.15  Amendment of DSO Retirement Plan                              56
     8.16  No Pending Termination                                        57
     8.17  PBGC                                                          57
     8.18  Approval of Change of Control                                 57
     8.19  Preferred Stockholders Consents                               57
     8.20  Prescott Obligation                                           57
     8.21  Fairness Opinion                                              57
     8.22  Lender Consent                                                57
     8.23  Trade Creditor Agreement.                                     57
     8.24  Merger of Pension Plans.                                      57
9.   TERMINATION OF AGREEMENT; BREAK UP FEES                             57
     9.1   Termination                                                   58
     9.2   Notice of Termination                                         58
     9.3   Effect of Termination                                         59
     9.4   Breakup Fee                                                   59

10.  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS               59

11.  MISCELLANEOUS                                                       60
     11.1  Governing Law                                                 60
     11.2  Assignment; Binding Upon Successors and Assigns               60
     11.3  Severability                                                  60
     11.4  Counterparts                                                  60
     11.5  Other Remedies                                                60
     11.6  Amendment and Waivers                                         60
     11.7  Expenses                                                      61
     11.8  Attorney's Fees                                               61
     11.9  Notices                                                       61
     11.10 Construction of Agreement                                     62
     11.11 No Joint Venture                                              62
     11.12 Further Assurances                                            62
     11.13 Absence of Third Party Beneficiary Rights                     62
     11.14 Public Announcement                                           62
     11.15 Entire Agreement                                              62

              AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of this 26th day of June, 1996, by and between KEYSTONE CONSOLIDATED INDUSTRIES, INC., a Delaware corporation
("KCI"), and DESOTO, INC., a Delaware corporation ("DSO").

                            RECITALS

     A. The parties intend that, subject to the terms and conditions of this Agreement, DSO will consolidate with a wholly owned subsidiary of KCI (the "KCI Sub") in a statutory merger (the "Merger") with DSO being the surviving corporation of the Merger (the "Surviving Corporation"), all pursuant to the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law, as amended (the "Delaware Law"). Upon the effectiveness of the Merger, all the capital stock of DSO outstanding immediately prior to the Effective Time (as defined in Section 1.1) will be converted into capital stock
of  KCI,  and  KCI w                 will assume all  outstanding
options to purchase shares of common stock of DSO, as provided in this Agreement.

     B. The Merger is intended to be treated as a tax-free reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     C. It is the intention and desire of KCI and DSO, immediately after the Effective Time to cause a merger of the pension plans of KCI and DSO.

The parties hereto hereby agree as follows:

     1.   PLAN OF REORGANIZATION

           1.1 The Merger. Subject to the terms and conditions of this Agreement, the Merger will occur pursuant to this Agreement and in accordance with applicable provisions of the Delaware Law as follows:

                    (a) Conversion of Shares of DSO Common Stock. Each share of DSO Common Stock, $1.00 par value, including the associated rights (the "Associated Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") between DSO and Harris Trust and Savings Bank (collectively the "DSO Common Stock"), issued and outstanding immediately prior to the date and time of filing of a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of Delaware (the "Effective Time") will by virtue of the Merger and at the Effective Time, and without further action on the part of any holder thereof, be converted into the right to receive .7465 of a share (the "Exchange Ratio") of validly issued, fully paid and nonassessable KCI Common Stock, $1.00 par value (the "KCI Common Stock"). Shares of DSO's capital stock held by DSO in its treasury will not be deemed outstanding for purposes of this Agreement and will not be converted into shares of KCI Common Stock, cash or any other property and will be cancelled as of the Effective Time. No holder of shares of DSO Common Stock shall have any rights as a stockholder of KCI prior to the date of issuance to such holder of a certificate or certificates representing shares of KCI Common Stock.

                     (b)  Conversion of Shares of  DSO  Preferred
          Stock. Each share of DSO Series B Senior Preferred Stock, $1.00 par value (the "DSO Preferred Stock" and collectively with the DSO Common Stock, the "DSO Stock"), issued and outstanding immediately prior to the Effective Time will by virtue of the Merger and at the Effective Time, and without further action on the part of any holder thereof, be converted into the right to receive the Exchange Ratio of a share of validly issued, fully paid and nonassessable KCI Series A Senior Preferred Stock, no par value, as contemplated by the Preferred Stockholder Waiver and Consent Agreement of even date herewith (the "KCI Preferred Stock" and collectively with the KCI Common Stock, the "KCI Stock"). No holder of shares of DSO Preferred Stock shall have any rights as a stockholder of KCI prior to the date of issuance to such holder of a certificate or certificates representing shares of KCI Preferred Stock.

                     (c)  Adjustments for Capital  Changes.   If,
          prior to the Effective Time, DSO or KCI recapitalizes through a subdivision of its outstanding shares into a greater number of shares, or a combination of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes, or declares a dividend on its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then the Exchange Ratio, as applicable, will be adjusted appropriately so as to maintain the relative proportionate interests of the holders of the shares of DSO Stock and the holders of the shares of KCI Stock.

                     (d) Dissenting Shares.  Holders of shares of
          DSO Common Stock who dissent from the Merger are not entitled to rights of appraisal under Section 262 of the Delaware Law by virtue of Section 262(b)(1) of the Delaware Law.

                    (e) Conversion of KCI Sub Common Stock. Each share of common stock of KCI Sub issued and outstanding immediately prior to the Effective Time will by virtue of the Merger and at the Effective Time, and without further action on the part of any holder hereof, be converted into one share of validly issued, fully paid and nonassessable common stock of the Surviving Corporation.

           1.2 Fractional Shares. No fractional shares of KCI Common Stock will be issued in connection with the Merger, but in lieu thereof each holder of DSO Common Stock who would otherwise be entitled to receive a fraction of a share of KCI Common Stock will receive from the Exchange Agent (as defined in Section 6.2), at such time as such holder shall receive a certificate representing shares of KCI Common Stock as contemplated by Section 6.2, an amount of cash equal to the per share market value of KCI Common Stock (based on the average of the closing sale prices of KCI Common Stock during the ten (10) trading day period ending on the Closing Date (as defined in Section 6.1) as reported in the Wall Street Journal) multiplied by the fraction of a share of KCI Common Stock to which such holder would otherwise have been entitled. The fractional interests of each DSO stockholder will be aggregated so that no DSO stockholder will receive cash in an amount equal to or greater than the value of one full share of KCI Common Stock (other than those holding shares as nominees or in similar capacity, in which case, each interest of a beneficial owner shall be aggregated separately). KCI shall provide sufficient funds to the Exchange Agent to make the payments contemplated by this Section 1.2.

          1.3  DSO Options.

                     (a) Conversion.  At the Effective Time, each
          of the then outstanding options to purchase DSO Common Stock (the "DSO Options") will by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into an option to purchase that number of shares of KCI Common Stock determined by multiplying the number of shares of DSO Common Stock subject to such DSO Option at the Effective Time by the Exchange Ratio, at an exercise price per share of KCI Common Stock equal to the exercise price per share of such DSO Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent (provided, however, in the case of any DSO Options to which Section 421 of the Code applies by reason of its qualification under Section 422 or Section 423 of the Code, the option price, the number of shares purchasable pursuant to such DSO Options and the terms and conditions of exercise of such DSO Options shall be determined in order to comply with Section 424 of the Code). If the foregoing calculation results in an assumed DSO Option being exercisable for a fraction of a share of KCI Common Stock, then the number of shares of KCI Common Stock subject to such option will be rounded up to the nearest whole number of shares. The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Code, if applicable, and all other terms and conditions of the DSO Options shall be as set forth in the DSO Disclosure Schedule (as defined in Article 2). Continuous employment with DSO or any of the DSO Subsidiaries (as defined in Section 2.1) will be credited to an optionee of DSO for purposes of determining the number of shares of KCI Common Stock subject to exercise under DSO Options converted into options to purchase KCI Common Stock (the "KCI Converted Options"). Each KCI Converted Option shall otherwise be subject to the terms and conditions as were applicable to such converted DSO Option under the applicable DSO Plan (as defined in Section 2.2).

                      (b)   Registration.   To   the   extent   a
          registration statement on Form S-8 is available, KCI will cause the KCI Common Stock issuable upon exercise of the KCI Converted Options to be registered on Form S-8 promulgated by the Securities and Exchange Commission (the "SEC") as soon as practicable after the Effective Time and will use its best efforts to maintain the
          effectiveness   of  such  registration   statement   or
          registration  statements  for  so  long  as   the   KCI
          Converted  Options  shall  remain  outstanding.    With
          respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), KCI shall administer, to the extent reasonably practicable, the DSO Plans (as defined in Section 2.2(a)) assumed pursuant to the Merger and this Section 1.3 in a manner that complies with the rules promulgated by the SEC under the Exchange Act. KCI will reserve a sufficient number of shares of KCI Common Stock for issuance upon exercise of the KCI Converted Options.

          1.4 Effects of the Merger. At the Effective Time, the Certificate of Merger shall be filed as contemplated by
     Section 1.1(a), the effect of which shall be as follows: (a) each share of KCI Common Stock outstanding immediately prior to the Effective Time will continue to be an identical outstanding share of KCI Common Stock; (b) each share of DSO Stock and each DSO Option outstanding immediately prior to the Effective Time will be converted as provided in Sections 1.1, 1.2 and 1.3 hereof; (c) each share of KCI Sub Common Stock outstanding immediately prior to the Effective Time will be converted as provided in Section 1.1(e) hereof; (d) the Certificate of Incorporation, Bylaws, directors and officers of the Surviving Corporation will be as provided in the Certificate of Merger; and (e) the Merger will, from and after the Effective Time, have all of the effects provided by applicable law, including, without limitation, the Delaware Law.

           1.5 Registration on Form S-4. The KCI Stock to be issued in the Merger shall be registered under the Securities Act of 1933, as amended (the "Securities Act"), on a Form S-4 registration statement promulgated by the SEC (the "Form S-4"). As promptly as practicable after the date of this Agreement, KCI and DSO shall prepare and file with the SEC the Form S-4, together with the prospectus/joint proxy statement to be included therein (the "Prospectus/Proxy Statement") and any other documents required by the Securities Act or the Exchange Act, in connection with the Merger. Each of KCI and DSO shall use its best efforts to respond promptly to any comments of the SEC and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the Prospectus/Proxy Statement to be mailed to each company's stockholders at the earliest practicable time. Each party shall as promptly as practicable furnish to the other party all information concerning such party and its stockholders as may be reasonably required in connection with any action contemplated by this Section 1.5. The Prospectus/Proxy Statement and Form S-4 shall comply in all material respects with all applicable requirements of law. Each of KCI and DSO will notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4 or the Prospectus/Proxy Statement or for additional information and will supply the other with copies of all correspondence with the SEC or its staff with respect to the Form S-4, the Prospectus/Proxy Statement or any amendments or supplements thereto. Whenever any event occurs which should be set forth in an amendment or supplement to the Form S-4 or the Prospectus/Proxy Statement, KCI or DSO, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing as promptly as practicable with the SEC or its staff, and/or mailing to stockholders of KCI and DSO, such amendment or supplement.

     2.   REPRESENTATIONS AND WARRANTIES OF DSO

           Except as set forth in a schedule dated the date of this Agreement and delivered by DSO to KCI concurrently herewith (the "DSO Disclosure Schedule") or as disclosed in the Recent DSO SEC Documents (as defined in Section 2.4), DSO represents and warrants to KCI as set forth below. In this Agreement, any reference to any event, change or effect being "material" with respect to any entity or group of entities means any material event, change or effect related to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such entity or group of entities taken as a whole. In this Agreement, the term "Material Adverse Effect" used in connection with a party or any of such party's subsidiaries means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such party and its subsidiaries, taken as a whole.

           2.1 Organization; Good Standing; Qualification and Power. DSO and each of its subsidiaries, including corporations, partnerships, trusts or any other type of entity (the "DSO Subsidiaries") is duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary or where the failure to so qualify would not have a Material Adverse Effect. The DSO Disclosure Schedule sets forth a complete and correct list of the DSO Subsidiaries. DSO has made available to KCI or its counsel complete and correct copies of the Certificates or Articles of Incorporation and Bylaws of DSO and each of the DSO Subsidiaries, in each case as amended to the date of this Agreement.

          2.2  Capital Structure.

                      (a)  Stock  and  Options.   The  authorized
          capital stock of DSO consists of 20,000,000 shares of DSO Common Stock, and 583,333 shares of DSO Preferred Stock. At the close of business on June 17, 1996, 4,688,523 shares of DSO Common Stock were issued and outstanding, 583,333 shares of DSO Preferred Stock were issued and outstanding, 930,751 shares of DSO Common Stock were held by DSO in its treasury, and 120,500 shares of DSO Common Stock were reserved for issuance upon the exercise of the outstanding DSO Options. All outstanding shares of DSO Stock are validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of DSO Common Stock, including treasury shares, and all shares reserved for issuance have been listed on the New York Stock Exchange (the "NYSE"). All outstanding shares of the capital stock of each of the DSO Subsidiaries are validly issued, fully paid and nonassessable and are owned by DSO or one of the DSO Subsidiaries free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances . DSO has made available to KCI, a true and correct copy of its 1992 Stock Plan and the DeSoto Stock Ownership Plus Plan (collectively, the "DSO Plans"), and a complete and correct list of each DSO Option outstanding as of the date hereof, including the name of the holder of each such DSO Option, the DSO Plan pursuant to which each such DSO Option was issued, the security and number of shares covered by each such DSO Option, the per share exercise price of each such DSO Option and the vesting schedule applicable to each such DSO Option.

                     (b)  DEMI.   As  of  the  date  hereof,  the
          authorized capital stock of DeSoto Environmental Management, Inc. ("DEMI") consists of one hundred (100) shares of Class A Common Stock, one hundred (100)
          shares of Class B Common Stock, and one hundred (100) shares of preferred stock. At the close of business on June 12, 1996, one (1) share of Class A Common Stock was held by DSO, one hundred (100) shares of Class B Common Stock were held by directors and officers of DSO as set forth on the Disclosure Schedule, and no shares of preferred stock were outstanding.

                    (c) Warrants. As of the date hereof warrants to purchase an aggregate of 1,200,000 shares of DSO Common Stock (the "DSO Warrants") were outstanding. As of the date hereof, 1,200,000 shares of DSO Common Stock were reserved for issuance upon exercise of the DSO Warrants.

                    (d) No Other Commitments. Except for the DSO Options, the DSO Warrants and the Contingent Value Rights issued in connection with the acquisition of J.L. Prescott Company, there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which DSO or any of the DSO Subsidiaries is a party or by which DSO or any of the DSO Subsidiaries is bound, obligating DSO or any of the DSO Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of DSO or any of the DSO Subsidiaries or securities convertible into or exchangeable for shares of capital stock of DSO or any of the DSO Subsidiaries, or obligating DSO or any of the DSO Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. Except for the parties affiliated with Sutton Holding Corp. who have previously filed a Schedule 13-D with respect to DSO, there are no voting trusts or other agreements or understandings to which DSO or any DSO Subsidiary is a party or, as of the date hereof, of which DSO has knowledge, with respect to the voting of the capital stock of DSO or any of the DSO Subsidiaries.

          2.3  Authority.

                     (a) Corporate Action.  DSO has the requisite
          corporate power and authority to enter into this Agreement and, subject to approval of this Agreement and the Merger by the stockholders of DSO, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this
          Agreement. The execution and delivery of this Agreement by DSO and, subject to approval of this
          Agreement and the Merger by the stockholders of DSO, the consummation by DSO of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of DSO. This Agreement has been duly executed and delivered by DSO, and this Agreement is a valid and binding obligation of DSO, enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

                    (b) No Conflict. Subject to approval of this Agreement and the Merger by the stockholders of DSO, neither the execution, delivery and performance of this Agreement or the Certificate of Merger, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the provisions hereof or thereof will conflict with, or result in any violation of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of DSO or any of the DSO Subsidiaries under any term, condition or provision of
          (i) the Certificates or Articles of Incorporation or Bylaws of DSO or any of the DSO Subsidiaries or (ii) any agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to DSO or any of the DSO Subsidiaries or their respective properties or assets, other than any such conflicts, violations, defaults, losses, liens, security interests, charges, or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect.

                      (c)  Governmental  Consents.   No  consent,
          approval or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each a "Governmental Entity"), is required to be obtained by DSO or any of the DSO Subsidiaries in connection with the execution and delivery of this Agreement or the
          Certificate of Merger or the consummation of the transaction contemplated hereby or thereby except for
          (i) the filing with the SEC of (A) the Form S-4, (B) the Prospectus/Proxy Statement relating to the meeting of the stockholders of DSO (the "DSO Stockholders Meeting") to be held with respect to the approval by DSO's stockholders of this Agreement and the Merger, and (C) such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with relevant authorities of other states in which DSO is qualified to do business;
          (iii) such filings, authorizations, orders and approvals as may be required under state "control share acquisition," "anti-takeover" or other similar statutes and regulations (collectively, the "State Anti-Takeover Laws"); (iv) such filings, authorizations, orders and approvals as may be required under foreign laws, state securities laws and the rules of the NYSE; (v) such filings and notifications as may be necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and (vi) such consents, approvals, etc. the failure of DSO to so obtain would not prevent or delay the consummation of the Merger or otherwise prevent DSO from performing its obligations under this Agreement and would not reasonably be expected to have a Material Adverse Effect.

          2.4  SEC Documents.

                     (a) SEC Reports.  DSO has made available  to
          KCI or its counsel complete and correct copies of each report, schedule, registration statement and definitive proxy statement filed by DSO with the SEC on or after January 1, 1991 (the "DSO SEC Documents"), which are all the documents (other than preliminary material) that DSO was required to file with the SEC on or after such date. As of their respective dates or, in the case of registration statements, their effective dates (and if amended or superseded by a filing prior to the date of this Agreement, then also on the date of such filing), none of the DSO SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference herein) contained any untrue statement of a material fact or omitted to state a
          material   fact  required  to  be  stated  therein   or
          necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the DSO SEC Documents were timely filed and complied when filed, in form and content, in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, including the timeliness of the filing as the case may be, and the rules and regulations promulgated by the
          SEC thereunder. DSO has filed all documents and agreements which were required to be filed as exhibits to the DSO SEC Documents. For purposes hereof, "Recent DSO SEC Documents" shall mean the most recent annual report on Form 10-K of DSO, together with the most recent quarterly report on Form 10-Q of DSO for any quarter subsequent to the annual period covered by such Form 10-K, together with any current reports on Form 8-K filed by DSO subsequent to such most recent Form 10-Q.

                     (b)  Financial  Statements.   The  financial
          statements of DSO included in the DSO SEC Documents complied as to form in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved or at the applicable dates (except as may have been indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of DSO and its consolidated DSO Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

           2.5 Information Supplied. None of the information supplied or to be supplied by DSO for inclusion or incorporation by reference in the Form S-4 and Prospectus/Proxy Statement will, at the time the Form S-4 is declared effective, at the date the Prospectus/Proxy Statement is mailed to the stockholders of DSO and at the time of the KCI and DSO Stockholders Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The material to be supplied by DSO in respect of the Form S-4 and the Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act, Exchange Act, and the rules and regulations promulgated by the SEC thereunder.

           2.6 Compliance with Applicable Law. The businesses of DSO and the DSO Subsidiaries are not being conducted in violation of any law, ordinance, regulation, rule or order of any Governmental Entity where such violation would have a Material Adverse Effect. Except as disclosed in the Recent DSO SEC Documents filed prior to the date of this Agreement or where such notification would not reasonably be expected to result in a Material Adverse Effect, DSO has not been notified by any Governmental Entity that any investigation or review with respect to DSO or any of the DSO Subsidiaries is pending or threatened, nor has any Governmental Entity notified DSO of its intention to conduct the same. DSO and each of the DSO Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, except for those the absence of which would not have a Material Adverse Effect.

           2.7 Litigation and Legal Matters. There is no suit, action, arbitration, demand, claim or proceeding pending or threatened against DSO or any of the DSO Subsidiaries, or any of their officers, directors, employees or agents involving, affecting or relating to any assets, operations or properties of DSO or the DSO Subsidiaries, or any DSO Employee Plans (as defined in Section 2.8), nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against DSO or any of the DSO Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. DSO has made available to KCI or its counsel complete and correct copies of all correspondence prepared by its counsel for DSO's auditors in connection with the last five (5) completed audits of DSO's financial statements and any such correspondence since the date of the last such audit.

          2.8  ERISA and Other Compliance.

                     (a) DSO has made available to KCI a list  of
          all employees of DSO and of any DSO Subsidiary, and their salaries as of the date of this Agreement. DSO has made available to KCI (i) a copy of each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (ii) a copy of all other written or formal plans or agreements involving direct or indirect compensation or benefits (including any employment agreements entered into by DSO or any of the DSO Subsidiaries, but excluding workers' compensation, unemployment compensation and other government-mandated programs) currently maintained, contributed to or entered into by DSO or any of the DSO Subsidiaries under which DSO or any of the DSO Subsidiaries or any
          ERISA Affiliate (as defined below) thereof has any present or future obligation or liability (collectively, the "DSO Employee Plans"). For purposes of this Agreement, "ERISA Affiliate" shall mean any entity which is a member of (A) a "controlled group of corporations," as defined in Section 414(b) of the Code, (B) a group of entities under "common control," as defined in Section 414(c) of the Code, or (C) an
          "affiliated service group," as defined in Section 414(c) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes DSO or any of the DSO Subsidiaries. Copies of all DSO Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and all summary plan descriptions, other than plans which are multi-employer plans within the meaning of Title IV of ERISA, have been made available to KCI or its counsel, together with the three (3) most recent annual reports (Forms 5500) prepared in connection with any such DSO Employee Plan. Each DSO Pension Plan (as defined below) operates in accordance with the reporting and disclosure requirements imposed under ERISA and the Code except for such noncompliance which would not have a Material Adverse Effect. Copies of all DSO Employee Plans which individually or collectively would constitute an "employee pension benefit plan," as defined in Section 3(2) of ERISA (collectively, the "DSO Pension Plans"), have been made available to KCI. Except for funding waivers which have been obtained, all contributions due from DSO or any of the DSO Subsidiaries through March 31, 1996 with respect to any of the DSO Employee Plans have been made as required under ERISA or have been accrued in accordance with generally accepted accounting principles on DSO's or any such DSO Subsidiary's financial statements as of March 31, 1996. Each DSO Employee Plan has been maintained since May 19, 1991 in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, without limitation, ERISA and the Code, which are applicable to such DSO Employee Plans except for such noncompliance which would not have a Material Adverse Effect, and all such plans which are DSO Pension Plans are fully funded on a termination basis.

                     (b) No DSO Pension Plan constitutes, or  has
          since May 19, 1991 constituted, a "multiemployer plan," as defined in Section 3(37) of ERISA. No DSO Pension Plans other than the DeSoto Employees' Retirement Plan which is the result of the merger of the DeSoto Hourly Employees' Pension Plan and the J.L. Prescott Company Employees' Retirement Plan into the DeSoto Salaried Employees' Pension Plan, effective January 1, 1994, all of which together currently constitute the DeSoto Employees' Retirement Plan (the "DSO Retirement Plan") are subject to Title IV of ERISA. To the best of the knowledge of the officers of DSO, no "prohibited transaction," as defined in Section 406 of ERISA or
          Section 4975 of the Code, has occurred with respect to any DSO Employee Plan which is covered by Title I of ERISA which would result in a material liability to DSO and the DSO Subsidiaries taken as a whole, excluding transactions effected pursuant to a statutory or administrative exemption. To the best of the knowledge of the officers of DSO, nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any DSO Employee Plan has or will make DSO or any officer or director of DSO subject to any material liability under Title I of ERISA or liable for any material tax or penalty pursuant to Sections 4972, 4975, 4976 or 4979 of the Code or Section 502 of ERISA. No DSO Pension Plan is liable for any federal, state or local taxes other than unrelated business taxable income as defined in Section 512 of the Code.

                     (c)  To  the  best of the knowledge  of  the
          officers of DSO, each DSO 401(a) Plan is qualified under Section 401(a) of the Code and has been so qualified during the period from May 19, 1991 to date, and the trust forming a part thereof is exempt from tax pursuant to Section 501(c) of the Code. Each DSO 401(a) Plan operates in accordance with its terms and, to DSO's knowledge, there exists no fact which would adversely affect its qualified status. Except for pending requests for favorable determination letters on qualification filed with the Internal Revenue Service (the "IRS") on March 29, 1995 for the DSO Retirement Plan and the DeSoto Stock Ownership Plan, no DSO 401(a) Plan is currently under investigation, audit or review by the IRS, nor is such action contemplated, and the IRS has not asserted that any DSO Pension Plan is not qualified under Section 401(a) of the Code or that any trust established under a DSO Pension Plan is not exempt under Section 501(a) of the Code.

                     (d)  With  respect to each DSO Pension  Plan
          which is a defined benefit plan under Section 414(j) of the Code and each defined contribution plan under
          Section 414(i) of the Code:

                               (i)  no  liability to the  Pension
               Benefit Guaranty Corporation (the "PBGC") under Sections 406 - 4064 of ERISA has been incurred by DSO or the DSO Subsidiaries since May 19, 1991 and all premiums due and owing to the PBGC have been timely paid;

                               (ii) the PBGC has notified neither
               DSO, any of the DSO Subsidiaries nor any DSO Pension Plan of the commencement of proceedings under Section 4042 of ERISA to terminate any such plan;

                               (iii) since May 19, 1991 no  event
               has occurred, or to DSO's knowledge is threatened or is about to occur which would constitute a reportable event within the meaning of Section 4043(c) of ERISA for which reporting has not been made;

                               (iv)  no DSO Pension Plan has  any
               "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code for which a waiver has not been obtained); and

                               (v)  no  withdrawal liability  has
               been incurred with respect to any DSO Pension Plan which is a multi-employer plan.

                     (e) DSO has made available to KCI a list  of
          each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchases, phantom stock, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors which (i) is not a DSO Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by DSO or any of the DSO Subsidiaries and (iii) covers any employee or former employee of DSO or any of the DSO Subsidiaries. Such contracts, plans and arrangements as are described in this Section 2.8(e) are herein referred to collectively as the "DSO Benefit Arrangements." To DSO's knowledge, each DSO Benefit Arrangement has been maintained since May 19, 1991 in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such DSO Benefit Arrangement, is not currently under investigation, audit or review by the IRS or any other federal or state agency and no such actions are contemplated or under consideration, has no liability for any federal, state, local or foreign taxes and has no claim subject to dispute or litigation. DSO has made available to KCI or its counsel a complete and correct copy or description of each DSO Benefit Arrangement.

                     (f)  There has been no amendment to, written
          interpretation by or announcement (whether or not written) by DSO or any of the DSO Subsidiaries relating to, or change in employee participation or coverage under, any DSO Employee Plan or DSO Benefit Arrangement that would increase materially the expense of maintaining such DSO Employee Plan or DSO Benefit Arrangement above the level of the expense incurred in respect thereof from the fiscal year ended December 31, 1995.

                     (g)  DSO has provided, or will have provided
          prior to the Effective Time, to individuals entitled thereto all required notices and coverage pursuant to
          Section 4980B of the Code and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Code) occurring prior to and including the Effective Time, and, to DSO's knowledge, no material tax payable on account of
          Section 4980B of the Code has been incurred with respect to any current or former employees (or their beneficiaries) of DSO or any of the DSO Subsidiaries.

                     (h)  No benefit payable or which may  become
          payable by DSO or any of the DSO Subsidiaries pursuant to any DSO Employee Plan or any DSO Benefit Arrangement or as a result of or arising under this Agreement shall constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) which is subject to the imposition of an excise tax under Section 4999 of the Code or which would not be deductible by reasons of
          Section 280G of the Code.

                     (i) No DSO Retirement Plan is the subject of any investigation, audit or inquiry by the United States Department of Labor or the PBGC and, at the Effective Time, all items on the Disclosure Schedule with respect to this Section 2.8(i) shall not be required to remain on the Disclosure Schedule in order to make this representation true and correct.

          2.9  Labor Matters.

                     (a) DSO and each of the DSO Subsidiaries has
          paid or made provision for the payment of all salaries, accrued wages and accrued vacation pay in the ordinary course of business and has complied in all material respects with all applicable laws, agreements, rules and regulations relating to the employment of labor, including those relating to wages, hours, collective bargaining and the payment and withholding of taxes, and has withheld and paid to the appropriate governmental authority, or is holding for payment not yet due to such authority, all amounts required by law or agreement to be withheld from the wages or salaries of its employees.

                      (b)   Neither  DSO  nor  any  of  the   DSO
          Subsidiaries is a party to any (i) outstanding employment agreements or contracts with officers or employees that are not terminable at will, or that provide for the payment of any bonus or commission,
          (ii) agreement, policy or practice that requires it to pay termination or severance pay to any employees (other than as required by law), (iii) collective bargaining agreement or other labor union contract applicable to persons employed by DSO or any DSO Subsidiary, nor, to the knowledge of DSO are there any activities or proceedings of any labor union to organize any such employees. DSO and the DSO Subsidiaries have made available to KCI complete and correct copies of all such agreements (the "Employment and Labor Agreements"). Neither DSO nor any of the DSO Subsidiaries has breached or otherwise failed to comply with any provisions of any of the Employment and Labor Agreement, and there are no grievances outstanding thereunder which would have a Material Adverse Effect.

                      (c)  With  respect  to  DSO  and  the   DSO
          Subsidiaries, (i) there is no unfair labor practice, charge or complaint pending before the National Labor Relations Board (the "NLRB"), (ii) there is no labor strike, material slowdown or material work stoppage or lockout actually pending or threatened against or affecting DSO or the DSO Subsidiaries, and neither DSO nor any of the DSO Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect  to  employees of DSO or the DSO  Subsidiaries,
          (iii) there is no representation, claim or petition pending before the NLRB or a similar agency and no question concerning representation exists relating to the employees of DSO or the DSO Subsidiaries, (iv) there are no charges with respect to or relating to DSO or DSO Subsidiaries pending before the Equal Employment Opportunity Commission or any state, local, or foreign agency responsible for the prevention of unlawful employment practices, (v) neither DSO nor any of the DSO Subsidiaries has received formal notice from any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of DSO or the DSO Subsidiaries and no such investigation is in progress and (vi) the consents of the unions that are parties to any Employment and Labor Agreements are not required to complete the transactions contemplated by this Agreement.

                      (d)   Neither  DSO  nor  any  of  the   DSO
          Subsidiaries has caused any "plant closing" or "mass layoff" as such actions are defined in the Worker Adjustment and Retraining Notification Act, as codified at 29 U.S.C. Sections 2101-2109, and the regulations promulgated thereunder, where DSO or the DSO Subsidiaries have failed to comply with the provisions of such act.

          2.10 Absence of Undisclosed Liabilities. Except as and to the extent reflected, reserved against or otherwise disclosed in DSO's consolidated balance sheet (including the notes thereto) at December 31, 1995 (the "DSO Balance Sheet Date"), as disclosed in the Recent DSO SEC Documents or otherwise disclosed pursuant to this Agreement, neither DSO nor any of the DSO Subsidiaries had, at December 31, 1995, any liabilities or obligations of any nature (matured or unmatured, fixed or contingent) which would have a Material Adverse Effect on DSO. All reserves established by DSO and set forth in the consolidated balance sheet of DSO (including the notes thereto) at December 31, 1995 (the "DSO Balance Sheet") were reasonably adequate as required by generally accepted accounting principles.

           2.11 Absence of Certain Changes or Events.   Since the
     DSO Balance Sheet Date (and other than in compliance with Section 4.3) there has not occurred:

                    (a) any change in the condition (financial or otherwise), properties, assets, liabilities, businesses, operations or results of operations of DSO and the DSO Subsidiaries, that constitutes or could reasonably be expected to result in a Material Adverse Effect;

                      (b)  any  amendments  or  changes  in   the
          Certificate of Incorporation or Bylaws of DSO;

                     (c) any damage, destruction or loss, whether covered by insurance or not, that constitutes or could reasonably be expected to result in a Material Adverse
          Effect;

                     (d)  any  redemption,  repurchase  or  other
          acquisition of shares of DSO Stock by DSO, or any declarations, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to DSO Stock;

                     (e)  any increase in or modification of  the
          compensation or benefits payable or to become payable by DSO to any of its directors or employees, except pursuant to agreements or arrangements existing as of the DSO Balance Sheet Date;

                     (f)  any increase in or modification of  any
          bonus, pension, insurance, DSO Employee Plan or DSO Benefit Arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its employees, other than pursuant to agreements or arrangements existing as of the DSO Balance Sheet Date;

                     (g)  any  acquisition or sale of a  material
          amount of property or assets of DSO, other than in  the
          ordinary  course  of  business  consistent  with   past
          practice;

                     (h)  any  alteration  in  any  term  of  any
          outstanding security of DSO;

                      (i)  any  (A)  incurrence,  assumption   or
          guarantee by DSO of any debt for borrowed money or other obligation; (B) issuance or sale of any security convertible into or exchangeable for debt securities of DSO; or (C) issuance or sale of options or other rights to acquire from DSO, directly or indirectly, debt securities of DSO or any securities convertible into or exchangeable for any such debt securities;

                     (j) any creation or assumption by DSO of any mortgage, pledge, security interest, lien or other encumbrance on any asset, except as would not have a Material Adverse Effect;

                     (k)  any  making  of any  loan,  advance  or
          capital contribution to or investment in any person (as defined in Section 2.18) other than (i) travel loans or advances made in the ordinary course of business of DSO, (ii) other loans and advances in an aggregate amount which does not exceed $25,000 outstanding at any time and (iii) purchases on the open market of liquid, publicly traded securities;

                      (l)   any   entering  into  or   amendment,
          relinquishment, termination or non-renewal by DSO of any contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business, except as would not have a Material Adverse Effect;

                     (m) any transfer or grant of a right of any Intellectual Property Rights (as defined in Section
          2.15 below) of DSO, other than those transferred or granted in the ordinary course of business; or

                     (n) any agreement or arrangement made by DSO to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement untrue or incorrect as of the date when made unless otherwise disclosed.

           2.12 No Default. Neither DSO nor any of the DSO Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by DSO or any of the DSO Subsidiaries under, any contract or agreement to which DSO or any of the DSO Subsidiaries is a party and which would, if terminated or modified, have, insofar as can reasonably be foreseen, a Material Adverse Effect.

           2.13 Certain Agreements. Other than the DSO Options, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will
     (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of DSO or any of the DSO Subsidiaries from DSO or any of the DSO Subsidiaries, under any DSO Employee Plan, DSO Benefit Arrangement or otherwise, (ii) increase any benefit otherwise payable under any DSO Employee Plan, DSO Benefit Arrangement or otherwise or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

          2.14 Taxes.

                    (a) DSO and each of the DSO Subsidiaries have
          (i) duly and timely filed with the appropriate governmental authorities all Tax Returns (as defined in subsection (c) below) required to be filed by it, and has not filed for an extension to file any Tax Returns and such Tax Returns are true, complete and correct in all material respects, and (ii) duly paid in full or made adequate provision for the payment of all Taxes (as defined in subsection (b) below) shown to be due on such Tax Returns. Tax Returns referred to in clause
          (i) hereinabove have been examined by the IRS or the appropriate governmental authority through the returns for the year ending December 31, 1990 or the period of assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, all deficiencies asserted or assessments made as a result of such examination have been paid in full and no proceeding or examination by or in front of the relevant governmental authority in connection with the examination of any of the Tax Returns referred to in clause (i) hereinabove is currently pending. No claim has been made in writing to them by any authority in a jurisdiction where they do not file a Tax Return that they are or may be subject to Tax in such jurisdiction. No waivers of statutes of limitations have been given by or requested in writing to them with respect to any Taxes. They have not agreed to any extension of time with respect to any Tax deficiency. The liabilities and reserves for Taxes reflected in the DSO Balance Sheet as of March 31, 1996 will be adequate to cover all Taxes for all periods ending on or prior to such date, except for the payment of such Taxes which, alone or in the aggregate, would not have a Material Adverse Effect on them, and there are no liens for Taxes upon any property or asset of DSO or DSO Subsidiaries, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to their Taxes which, if decided adversely, singly or in the aggregate, would have a Material Adverse Effect on them. They are not parties to any agreement providing for the allocation or sharing of Taxes with any entity. They have not, with regard to any asset or property held, acquired or to be acquired by them, filed a consent to the application of
          Section 341(f) of the Code. They have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, except for such taxes which, alone or in the aggregate, would not have a Material Adverse Effect on them. No Tax is required to be withheld by them pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement. As a result of the Merger, they will not be obligated to make a payment to any individual that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

                     (b) For purposes of this Agreement, the term
          "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, property, sales, withholdings, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States or any state, local or foreign government or subdivision or agency thereof whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to or imposed with respect to any such taxes, charges, fees, levies or other assessments.

                     (c) For purposes of this Agreement, the term
          "Tax Return" shall mean any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

            2.15 Intellectual Property. DSO and the DSO Subsidiaries own, or have the right to use, sell or license all material Intellectual Property Rights (as defined below) necessary or required for the conduct of their respective businesses as presently conducted and such rights to use, sell or license are reasonably sufficient for such conduct of their respective businesses. To DSO's knowledge, neither DSO nor any DSO Subsidiary is infringing or otherwise violating Intellectual Property Rights of any person, which infringement or violation would subject DSO or any DSO Subsidiary to a liability which, individually or in the aggregate, would have a Material Adverse Effect. No claim has been made or, to DSO's knowledge, threatened against DSO or any DSO Subsidiary alleging any such violation which will have a Material Adverse Effect. As used herein, the term "Intellectual Property Rights" shall mean all worldwide industrial and intellectual property rights, including, without limitation, patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, copyrights, copyright applications, franchises, licenses, inventories, know-how, trade secrets, customer lists, proprietary processes and formulae, all source and object codes, algorithms, architecture, structures, display screens, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including, without limitation, manuals, memoranda, and records.

           2.16 Fees and Expenses. Except for Salomon Brothers, Inc., neither DSO nor any of the DSO Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

          2.17 Environmental Matters.

                     (a)  DSO and the DSO Subsidiaries have  duly
          complied with, and the real property, equipment, businesses, operations and assets of each are in compliance with, the provisions of the Comprehensive Environmental Response Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Clean Air Act, the Federal Water Pollution Control Act of 1972, the Toxic Substances Control Act, the Safe Drinking Water Act, the Pollution Prevention Act of 1990, the National Environmental Policy Act and any other law, statute, ordinance or regulation relating to the protection of the public health and/or the environment, whether promulgated by the United States, any state, municipality and/or other governmental body, each as amended (hereinafter collectively referred to as "Environmental Laws"), except where any such failures to comply, when taken in the aggregate, will not have a Material Adverse Effect.

                    (b) To the best of the knowledge of DSO, with respect to DSO and the DSO Subsidiaries, there are no conditions presently existing which may reasonably be expected to lead to: (i) responsibilities or liability, or an assertion thereunder by any governmental entity or private person, pursuant to any Environmental Law the subject of which is the management and disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any foreign, federal, state or local law, statute, code or ordinance and all rules and regulations promulgated thereunder, as hazardous or potentially hazardous and, if not so listed, asbestos, lead and petroleum) or (ii) tort claims based on an action or inaction of DSO or any of the DSO Subsidiaries relating to the management and disposal of toxic or hazardous substances or wastes prior to the Effective Time, except where any such failures to comply, when taken in the aggregate, will not have a Material Adverse Effect.

                     (c)  DSO and the DSO Subsidiaries have  been
          issued, will maintain until the Effective Time and will cause to remain in effect immediately thereafter, all required foreign, federal, state and local permits, licenses, certificates and approvals relating to (i) air emissions, (ii) discharges to surface water or ground water, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes and (vi) any other environmental, health or safety matters, except where any such failures to comply, when taken in the aggregate, will not have a Material Adverse Effect.

                    (d) DSO and the DSO Subsidiaries have neither received notice of, nor know of, nor have any reason to suspect, any fact(s) which might constitute violation(s) of any Environmental Laws which remain uncured, except where the failure to cure any such violation(s), when taken in the aggregate, will not have a Material Adverse Effect.

                    (e) To the best of the knowledge of DSO, with
          respect to DSO and the DSO Subsidiaries, there has been, no emission, spill, release or discharge in violation of Environmental Laws, whether on real property, adjacent sites or at any other location or disposal site, into or upon (i) the air, (ii) soils or improvements, (iii) surface water or ground water, or
          (iv) the sewer, septic system or waste treatment, storage or disposal system servicing real property, of any toxic or hazardous substances or wastes used, stored, generated, treated or disposed at or from the real property (any of which events is hereafter referred to as a "Hazardous Discharge"), which, when taken in the aggregate, will have a Material Adverse Effect. To the best of the knowledge of DSO, there is not located on the real property used by DSO and the DSO Subsidiaries toxic or hazardous substances or wastes in violation of Environmental Laws, which, when taken in the aggregate, will have a Material Adverse Effect.

                      (f)  With  respect  to  DSO  and  the   DSO
          Subsidiaries, there has been no complaint, order, directive, claim, citation or notice received from any governmental authority or any other person or entity with respect to (i) air emissions, (ii) spills, releases or discharges to soil or any improvements located thereon, surface water, ground water or the sewer, septic system or waste treatment, storage or disposal systems servicing the real property and the business conducted thereon, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes or (vi) other environmental, health or safety matters affecting DSO or any DSO Subsidiary, the real property used by DSO and the DSO Subsidiaries, any improvements located thereon or the business conducted thereon (any of which is hereafter referred to as an "Environmental Complaint") which, when taken in the aggregate, will result in a Material Adverse Effect.

                      (g)  With  respect  to  DSO  and  the   DSO
          Subsidiaries, there has been no lien asserted or created by any foreign, federal, state or local authority upon any or all of the assets, equipment, real property or other facilities of DSO and the DSO Subsidiaries by reason of a Hazardous Discharge or Environmental Complaint initiated or occurring prior to the Effective Time, except any which, when taken in the aggregate, will not have a Material Adverse Effect.

                     (h)  For the purposes of this Section  2.17,
          the term "DSO and DSO Subsidiaries" shall also mean subsidiaries or other properties previously owned or operated by DSO or a DSO Subsidiary, either directly or indirectly, which would create liability for DSO or the DSO Subsidiary by virtue of their prior ownership.

                     (i)  DSO  has  made  available  to  KCI  all
          environmental studies and reports pertaining or relating in any way to the real property or equipment owned, occupied or leased by DSO or the DSO Subsidiaries or otherwise relating or pertaining to the business, operations or assets of DSO and the DSO Subsidiaries.

          2.18 Interested Party Transactions.

                     (a)  As of the date hereof, neither DSO  nor
          any of the DSO Subsidiaries is a party to any oral or written (i) consulting or similar agreement with any present or former director, officer or employee or any entity controlled by any such person not terminable on thirty days' or less notice involving the payment of more than $100,000 per annum, (ii) agreement with any executive officer or other key employee, the benefits of which are contingent or the terms of which are materially altered, upon the occurrence of a transaction involving it of the nature contemplated by this Agreement, (iii) agreement with respect to any executive officer or other key employee of it providing any term of employment or compensation guarantee extending for a period longer than one year or for the payment in excess of $100,000 per annum, or (iv) except for the DSO Options, agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement.

                      (b)   Neither  DSO  nor  any  of  the   DSO
          Subsidiaries is indebted for money borrowed, either directly or indirectly from any of its officers, directors, or any Affiliate (as defined below) in any amount whatsoever, nor are any of its officers, directors, or Affiliates indebted for money borrowed from it; nor are there any transactions of a continuing nature between it and any of its officers, directors, or Affiliates (other than the regular employment of such persons) which will continue beyond the Effective Time, including, without limitation, use of its assets for personal benefit with or without adequate compensation. For the purpose of this Agreement, the term "Affiliate" shall mean any person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. As used in the foregoing definition, the term (i) "control" shall mean the power through the ownership of voting securities, contract or otherwise to direct the affairs of another person and (ii) "person" shall mean an individual, firm, trust, association, corporation, partnership, government (whether federal, state, local or other political subdivision, or any agency or bureau of any of them) or other entity.

          2.19 Contracts.

                      (a)   Neither  DSO  nor  any  of  the   DSO
          Subsidiaries is a party to any contracts, agreements, commitments and other instruments (whether oral or written), other than current insurance policies, that
          (i) involve an expenditure by such party or require the performance of services or delivery of goods to, by, through, on behalf of or for the benefit of such party, which in each case, relates to a contract, commitment or instrument that requires payments in excess of $25,000 per year and (ii) involve an obligation for the performance of services or delivery of goods by such party that cannot, or in reasonable probability will not be performed within thirty days from the dates as of which these representations are made, except for arrangements for the manufacture or supply of products and for the purchase or sale of merchandise or services entered into the ordinary course of business.

                      (b)   All   of   the  material   contracts,
          agreements, commitments and other instruments that either DSO or any of the DSO Subsidiaries is a party to, or by which any of them is bound, are valid and binding upon such party and the other parties thereto and are in full force and effect and enforceable in accordance with their terms, and neither such party nor any other party to any such contract, agreement, commitment or other instrument has breached any provision thereof, and no event has occurred, in each case, which, with the lapse of time or action by a third party, could result in a default under the terms thereof which, alone or in the aggregate, would have a Material Adverse Effect, and there are no existing facts or circumstances which would prevent such party's contracts and agreements for the sale of goods from maturing in due course into fully collectible accounts receivable, except where such failure would have a Material Adverse Effect.

            2.20   Title  to  Properties.    DSO  and   the   DSO
     Subsidiaries have good and marketable title to all of their real and other properties and assets, tangible and intangible, as reflected in the DSO Balance Sheet, except as since sold or otherwise disposed of in the ordinary course of business, free and clear of all claims and encumbrances other than (i) specifically disclosed in the DSO Balance Sheet, (ii) any liens for taxes not yet due and payable or being contested, and (iii) such imperfections of title, covenants, restrictions, easements and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of the properties or otherwise materially impair the business operations or the financial condition of DSO and the DSO Subsidiaries taken as a whole.

           2.21 Insurance. DSO and the DSO Subsidiaries have insurance covering casualty, fire, liability, worker's compensation and disability (the "DSO Policies") providing coverage and having limitations and deductibles that are customary for a business of the type operated by them and sufficient for compliance in all material respects with all requirements of law and of all agreements to which DSO and the DSO Subsidiaries are a party, and such DSO Policies will be in full force and effect for all periods up to and including the Effective Time, and no notice of cancellation or termination has been received with respect to any of the DSO Policies. There are no pending claims under or relating to any of the DSO Policies, which, individually or in the aggregate, would have a Material Adverse Effect.

           2.22 Board Approval. The Board of Directors of DSO has, as of the date hereof, unanimously (i) approved this Agreement and the Merger, (ii) approved the Voting Agreement between DSO and Contran Corporation, (iii) determined that the Merger is in the best interests of the stockholders of DSO and is on terms that are fair to such stockholders and
     (iv) resolved to recommend that the stockholders of DSO approve this Agreement and the Merger.

           2.23 Vote Required. Except as required by applicable law, the affirmative vote of holders of a majority of the outstanding shares of DSO Stock voting as a single class is the only vote of the holders of any class or series of DSO's capital stock necessary to approve this Agreement and the Merger.

          2.24 Disclosure. No representation or warranty made by DSO in this Agreement, nor any document, written information, statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by DSO or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein, not misleading in light of the circumstances under which they are furnished.

           2.25 Fairness Opinion. DSO's Board of Directors has received a written opinion from Salomon Brothers, Inc. that as of the date hereof the Exchange Ratio is fair to DSO's stockholders from a financial point of view.

           2.26 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon DSO or any of the DSO Subsidiaries that has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of DSO or any of the DSO Subsidiaries, any acquisition of property by DSO or any of the DSO Subsidiaries or the conduct of business by DSO or any of the DSO Subsidiaries as currently conducted, which would have a Material Adverse Effect.

          2.27 DSO Rights Agreement. The Rights Agreement, dated as of February 20, 1989, between the Company and Harris Trust & Savings Bank, as amended (the "Rights Agreement"), shall be amended so as to provide (i) that the execution of the Merger Agreement and the consummation of the transactions contemplated thereby shall not cause any of the rights (as defined in the Rights Agreement) to become exercisable in accordance with the terms of the Rights Agreement, and (ii) that the Rights Agreement shall terminate at the Effective Time.

          2.28 Propriety of Past Payments. No funds or assets of DSO or any of the DSO Subsidiaries have been used for an illegal purpose, nor have any unrecorded funds or assets of DSO or the DSO Subsidiaries been established for any purposes. No accumulation or use of DSO's or the DSO Subsidiaries' corporate funds or assets has been made without being properly accounted for in their respective books and records and all payments by or on behalf of DSO or the DSO Subsidiaries have been duly and properly recorded and accounted for in their respective books and records. No false or artificial entry has been made in the books and records of DSO or the DSO Subsidiaries for any reason (except in the case of unaudited financial statements, for year-end adjustments). No payment has been made by or on behalf of DSO or the DSO Subsidiaries with the understanding that any part of such payment is to be used for any purpose other than that described in the document supporting such payment, and neither DSO nor any of the DSO Subsidiaries has made, directly or indirectly, any illegal contributions to any political party or candidate, either domestic or foreign. Neither the IRS nor any other federal, state, local or foreign government agency or entity has initiated or threatened any investigation of any payment made by DSO or the DSO Subsidiaries of, or alleged to be of, the type described in this Section 2.28.

          3.   REPRESENTATIONS AND WARRANTIES OF KCI

           Except as set forth in a schedule dated the date of this Agreement and delivered by KCI to DSO concurrently herewith (the "KCI Disclosure Schedule") or as disclosed in the Recent KCI SEC Documents (as defined in Section 3.4), KCI represents and warrants to DSO as set forth below.

           3.1 Organization; Good Standing; Qualification and Power. KCI and each of its subsidiaries, including corporations, partnerships, trusts or any other type of entity (the "KCI Subsidiaries") is duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary or where the failure to so qualify would not have a Material Adverse Effect. The KCI Disclosure Schedule sets forth a complete and correct list of the KCI Subsidiaries. KCI has made available to DSO or its counsel complete and correct copies of the Certificates or Articles of Incorporation and Bylaws of KCI and each of the KCI Subsidiaries, in each case as amended to the date of this Agreement.

          3.2  Capital Structure.

                      (a)  Stock  and  Options.   The  authorized
          capital stock of KCI consists of 12,000,000 shares of KCI Common Stock, and 500,000 shares of preferred stock, no par value. At the close of business on June 17, 1996, 5,688,558 shares of KCI Common Stock were issued and outstanding, no shares of KCI Preferred Stock were issued and outstanding, 1,134 shares of KCI Common Stock were held by KCI in its treasury, and 348,100 shares of KCI Common Stock were reserved for issuance upon the exercise of outstanding options to purchase KCI Common Stock (the "KCI Options"). All outstanding shares of KCI Stock are validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of the capital stock of each of the KCI Subsidiaries are validly issued, fully paid and nonassessable and are owned by KCI or one of the KCI Subsidiaries free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances. KCI has made available to DSO, a true and correct copy of the Keystone Consolidated Industries, Inc. 1992 Incentive Compensation Plan and the Keystone Consolidated Industries, Inc. 1992 Non-Employee Director Stock Option Plan (collectively, the "KCI Plans"), and a complete and correct list of each KCI Option outstanding as of the date hereof, including the name of the holder of each such KCI Option, the KCI Plan pursuant to which each such KCI Option was issued, the security and number of shares covered by each such KCI Option, the per share exercise price of each such KCI Option and the vesting schedule applicable to each such KCI Option.

                    (b) No Other Commitments. Except for the KCI Options, there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which KCI or any of the KCI Subsidiaries is a party or by which KCI or any of the KCI Subsidiaries is bound, obligating KCI or any of the KCI Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of KCI or any of the KCI Subsidiaries or securities convertible into or exchangeable for shares of capital stock of KCI or any of the KCI Subsidiaries, or obligating KCI or any of the KCI Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. There are no voting trusts or other agreements or understandings to which KCI is a party or, as of the date hereof, of which KCI has knowledge, with respect to the voting of the capital stock of KCI or any of the KCI Subsidiaries.

          3.3  Authority.

                     (a) Corporate Action.  KCI has the requisite
          corporate power and authority to enter into this Agreement and, subject to approval of this Agreement and the Merger by the stockholders of KCI, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this
          Agreement. The execution and delivery of this Agreement by KCI and, subject to approval of this
          Agreement and the Merger by the stockholders of KCI, the consummation by KCI of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of KCI. This Agreement has been duly executed and delivered by KCI, and this Agreement is a valid and binding obligation of KCI, enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

                    (b) No Conflict.  Subject to approval of this
          Agreement and the Merger by the stockholders of KCI, neither the execution, delivery and performance of this Agreement or the Certificate of Merger, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the provisions hereof or thereof will conflict with, or result in any violation of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or assets of KCI or any of the KCI Subsidiaries under any term, condition or provision of (i) the Certificates or Articles of
          Incorporation or Bylaws of KCI or any of the KCI Subsidiaries or (ii) any material agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to KCI or any of the KCI Subsidiaries or their respective properties or assets, other than any such conflicts, violations, defaults, losses, liens, security interests, charges, or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect.

                      (c)  Governmental  Consents.   No  consent,
          approval or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained by KCI or any of the KCI
          Subsidiaries in connection with the execution and delivery of this Agreement or the Certificate of Merger or the consummation of the transaction contemplated hereby or thereby except for (i) the filing with the SEC of (A) the Form S-4 and the declaration of its effectiveness, (B) the Prospectus/Proxy Statement relating to the meeting of the stockholders of KCI (the "KCI Stockholders Meeting") to be held with respect to the approval by KCI's stockholders of this Agreement and the Merger, (C) the filing contemplated by Section 1.3(b) hereof, and (D) such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with relevant authorities of other states in which KCI is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required under the State Anti-Takeover Laws; (iv) such filings, authorizations, orders and approvals as may be required under foreign laws, state securities laws and the rules of the NYSE;
          (v) such filings and notifications as may be necessary under the HSR Act; and (vi) where the failure to obtain such consents, approvals, etc. would not prevent or delay the consummation of the Merger or otherwise prevent KCI from performing its obligations under this Agreement and would not reasonably be expected to have a Material Adverse Effect.

          3.4  SEC Documents.

                     (a) SEC Reports.  KCI has made available  to
          DSO or its counsel complete and correct copies of each report, schedule, registration statement and definitive proxy statement filed by KCI with the SEC on or after January 1, 1991 (the "KCI SEC Documents"), which are all the documents (other than preliminary material) that KCI was required to file with the SEC on or after such date. As of their respective dates or, in the case of registration statements, their effective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), none of the KCI SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference herein) contained any untrue statement of a material fact or omitted to state a
          material   fact  required  to  be  stated  therein   or
          necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the KCI SEC Documents complied when filed in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder. KCI has filed all documents and agreements which were required to be filed as exhibits to the KCI SEC Documents. For purposes hereof, "Recent KCI SEC Documents" shall mean the most recent annual report on Form 10-K of KCI, together with the most recent quarterly report on Form 10-Q of KCI for any quarter subsequent to the annual period covered by such Form 10-K, together with any current reports on Form 8-K filed by KCI subsequent to such most recent Form 10-Q.

                     (b)  Financial  Statements.   The  financial
          statements of KCI included in the KCI SEC Documents complied as to form in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of KCI and its consolidated KCI Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

           3.5 Information Supplied. None of the information supplied or to be supplied by KCI for inclusion or incorporation by reference in the Form S-4 and Prospectus/Proxy Statement will, at the time the Form S-4 is declared effective, at the date the Prospectus/Proxy Statement is mailed to the stockholders of KCI and at the time of the KCI Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The material to be supplied by KCI in respect of the Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

           3.6 Compliance with Applicable Law. The businesses of KCI and the KCI Subsidiaries are not being conducted in violation of any law, ordinance, regulation, rule or order of any Governmental Entity where such violation would have a Material Adverse Effect. Except as disclosed in the KCI SEC Documents filed prior to the date of this Agreement or where such notification would not reasonably be expected to result in a Material Adverse Effect, KCI has not been notified by any Governmental Entity that any investigation or review with respect to KCI or any of the KCI Subsidiaries is pending or threatened, nor has any Governmental Entity notified KCI of its intention to conduct the same. KCI and the KCI Subsidiaries have all material permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, except for those whose absence would not have a Material Adverse Effect.

           3.7 Litigation and Legal Matters. There is no suit, action, arbitration, demand, claim or proceeding pending or threatened against KCI or any of the KCI Subsidiaries, or any of their officers, directors, employees or agents involving, affecting or relating to any assets, operations or properties of KCI or the KCI Subsidiaries, or any KCI Employee Plans (as defined in Section 3.8), nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against KCI or any of the KCI Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. KCI has made available to DSO or its counsel complete and correct copies of all correspondence prepared by its counsel for KCI's auditors in connection with the last five (5) completed audits of KCI's financial statements and any such correspondence since the date of the last such audit.

          3.8  ERISA and Other Compliance.

                     (a) KCI has made available to DSO a list  of
          all employees of KCI and of any KCI Subsidiary, and their salaries as of the date of this Agreement. KCI has made available to DSO (i) a copy of each "employee benefit plan," as defined in Section 3(3) of ERISA, and
          (ii) a copy of all other written or formal plans or agreements involving direct or indirect compensation or benefits (including any employment agreements entered into by KCI or any of the KCI Subsidiaries, but excluding workers' compensation, unemployment compensation and other government-mandated programs) currently maintained, contributed to or entered into by KCI or any of the KCI Subsidiaries under which KCI or any of the KCI Subsidiaries or any ERISA Affiliate
          thereof has any present or future obligation or liability (collectively, the "KCI Employee Plans"). Copies of all KCI Employee Plans (and, if applicable, related trust agreements), all amendments thereto and all summary plan descriptions, other than plans which are multiemployer plans within the meaning of Title IV of ERISA, have been made available to DSO or its counsel, together with the three (3) most recent annual reports (Forms 5500) prepared in connection with any such  KCI  Employee Plans.  Each KCI Pension  Plan  (as
          defined below) operates in accordance with the reporting and disclosure requirements imposed under ERISA and the Code except for such noncompliance which would not have a Material Adverse Effect. Copies of all KCI Employee Plans which individually or collectively would constitute an "employee pension benefit plan," as defined in Section 3(2) of ERISA (collectively, the "KCI Pension Plans"), have been made available to DSO. Except for funding waivers which have been obtained, all contributions due from KCI or any of the KCI Subsidiaries through March 31, 1996 with respect to any of the KCI Employee Plans have been made as required under ERISA or have been accrued in accordance with generally accepted accounting principles on KCI's or any such KCI Subsidiary's financial statements as of March 31, 1996. Each KCI Employee Plan has been maintained since May 19, 1991 in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, without limitation, ERISA and the Code, which are applicable to such KCI Employee Plans except for such noncompliance which would not have a Material Adverse Effect .

                     (b) No KCI Pension Plan constitutes, or has since May 19, 1991 constituted, a "multiemployer plan," as defined in Section 3(37) of ERISA. No KCI Pension Plans other than the Keystone-Bartonville Pension Plan, the Keystone Steel & Wire Company Pension Plan and the Sherman Wire Pension Plan (collectively, the "KCI Retirement Plans") are subject to Title IV of ERISA. No "prohibited transaction," as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any KCI Employee Plan which is covered by Title I of ERISA which would result in a material liability to KCI and the KCI Subsidiaries taken as a whole, excluding transactions effected pursuant to a statutory or administrative exemption. To the best of the knowledge of the officers of KCI, nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any KCI Employee Plan has or will make KCI or any officer or director of KCI subject to any material liability under Title I of ERISA or liable for any material tax or penalty pursuant to Sections 4972, 4975, 4976 or 4979 of the Code or Section 502 of ERISA. No KCI Pension Plan is liable for any federal, state or local taxes other than unrelated business taxable income as defined in Section 512 of the Code.

                     (c) To the best knowledge of the officers of
          KCI, each KCI 401(a) Plan is qualified under Section 401(a) of the Code and has been so qualified during the period from May 19, 1991 to date, and the trust forming a part thereof is exempt from tax pursuant to Section 501(c) of the Code. Each KCI 401(a) Plan operates in accordance with its terms and, to KCI's knowledge, there exists no fact which would adversely affect its qualified status. No KCI 401(a) Plan is currently under investigation, audit or review by the IRS, nor is such action contemplated and the IRS has not asserted that any KCI Pension Plan is not qualified under
          Section 401(a) of the Code or that any trust established under a KCI Pension Plan is not exempt under Section 501(a) of the Code.

                     (d)  With  respect to each KCI Pension  Plan
          which is a defined benefit plan under Section 414(j) of the Code and each defined contribution plan under
          Section 414(i) of the Code:

                               (i) no liability to the PBGC under
               Sections 406 - 4064 of ERISA has been incurred by KCI or the KCI Subsidiaries since May 19, 1991 and all premiums due and owing to the PBGC have been timely paid;

                               (ii) the PBGC has notified neither
               KCI, any of the KCI Subsidiaries nor any KCI Pension Plan of the commencement of proceedings under Section 4042 of ERISA to terminate any such plan;

                               (iii) since May 19, 1991, no event
               has occurred, or to KCI's knowledge is threatened or is about to occur which would constitute a reportable event within the meaning of Section 4043(c) of ERISA for which reporting has not been made; and

                               (iv)  no KCI Pension Plan has  any
               "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code for which a waiver has not been obtained).

                     (e) KCI has made available to DSO a list  of
          each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchases, phantom stock, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors which (i) is not a KCI Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by KCI or any of the KCI Subsidiaries and (iii) covers any employee or former employee of KCI or any of the KCI Subsidiaries. Such contracts, plans and arrangements as are described in this Section 3.8(e) are herein referred to collectively as the "KCI Benefit Arrangements". To KCI's knowledge, each KCI Benefit Arrangement has been maintained since May 19, 1991 in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such KCI Benefit Arrangement, is not currently under investigation, audit or review by the IRS or any other federal or state agency and no such actions are contemplated or under consideration, has no liability for any federal, state, local or foreign taxes and has no claim subject to dispute or litigation. KCI has made available to DSO or its counsel a complete and correct copy or description of each KCI Benefit Arrangement.

                     (f)  There has been no amendment to, written
          interpretation by or announcement (whether or not written) by KCI or any of the KCI Subsidiaries relating to, or change in employee participation or coverage under, any KCI Employee Plan or KCI Benefit Arrangement that would increase materially the expense of maintaining such KCI Employee Plan or KCI Benefit Arrangement above the level of the expense incurred in respect thereof from the fiscal year ended December 31, 1995.

                     (g)  KCI has provided, or will have provided
          prior to the Effective Time, to individuals entitled thereto all required notices and coverage pursuant to
          Section 4980B of the Code and COBRA, with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Code) occurring prior to and including the Effective Time, and no material tax payable on account of Section 4980B of the Code has been incurred with respect to any current or former employees (or their beneficiaries) of KCI or any of the KCI Subsidiaries.

                     (h)  No benefit payable or which may  become
          payable by KCI or any of the KCI Subsidiaries pursuant to any KCI Employee Plan or any KCI Benefit Arrangement or as a result of or arising under this Agreement shall constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) which is subject to the imposition of an excise tax under Section 4999 of the Code or which would not be deductible by reasons of
          Section 280G of the Code.

          3.9  Labor Matters.

                     (a) KCI and each of the KCI Subsidiaries has paid or made provision for the payment of all salaries and accrued wages in the ordinary course of business and has complied in all material respects with all applicable laws, agreements, rules and regulations relating to the employment of labor, including those relating to wages, hours, collective bargaining and the payment and withholding of taxes, and has withheld and paid to the appropriate governmental authority, or is holding for payment not yet due to such authority, all amounts required by law or agreement to be withheld from the wages or salaries of its employees.

                      (b)   Neither  KCI  nor  any  of  the   KCI
          Subsidiaries is a party to any (i) outstanding employment agreements or contracts with officers or employees that are not terminable at will, or that provide for the payment of any bonus or commission,
          (ii) agreement, policy or practice that requires it to pay termination or severance pay to any employees (other than as required by law), (iii) collective bargaining agreement or other labor union contract applicable to persons employed by KCI or any KCI Subsidiary, nor, to the knowledge of KCI, are there any activities or proceedings of any labor union to organize any such employees. KCI and the KCI Subsidiaries have made available to DSO complete and correct copies of all such agreements (the "KCI Employment and Labor Agreements"). Neither KCI nor any of the KCI Subsidiaries has breached or otherwise failed to comply with any provisions of any KCI Employment and Labor Agreement, and there are no grievances outstanding which will have a Material Adverse Effect.

                      (c)  With  respect  to  KCI  and  the   KCI
          Subsidiaries, (i) there is no unfair labor practice, charge or complaint pending before the NLRB, (ii) there is no labor strike, material slowdown or material work stoppage or lockout actually pending or threatened against or affecting KCI or the KCI Subsidiaries, and neither KCI nor any of the KCI Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to employees of KCI or the KCI Subsidiaries, (iii) there is no representation, claim or petition pending before the NLRB or a similar agency and no question concerning representation exists relating to the employees of KCI or the KCI Subsidiaries, (iv) there are no charges with respect to or relating to KCI or KCI Subsidiaries pending before the Equal Employment Opportunity Commission or any state, local, or foreign agency responsible for the prevention of unlawful employment practices, (v) neither KCI nor any of the KCI Subsidiaries has received formal notice from any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of KCI or the KCI Subsidiaries and no such investigation is in progress and (vi) the consents of the unions that are parties to any Employment and Labor Agreements are not required to complete the transactions contemplated by this Agreement.

                      (d)   Neither  KCI  nor  any  of  the   KCI
          Subsidiaries has caused any "plant closing" or "mass layoff" as such actions are defined in the Worker Adjustment and Retraining Notification Act, as codified at 29 U.S.C. Sections 2101-2109, and the regulations promulgated thereunder, where KCI or the KCI Subsidiaries have failed to comply with the provisions of such act.

          3.10 Absence of Undisclosed Liabilities. Except as and to the extent reflected, reserved against or otherwise disclosed in KCI's consolidated balance sheet (including the notes thereto) at December 31, 1995 (the "KCI Balance Sheet Date"), as disclosed in the Recent KCI SEC Documents or otherwise disclosed pursuant to this Agreement, neither KCI nor any of the KCI Subsidiaries had, at December 31, 1995, any liabilities or obligations of any nature (matured or unmatured, fixed or contingent) which would have a Material Adverse Effect on KCI. All reserves established by KCI and set forth at the December 31, 1995 consolidated balance sheet of KCI (including the notes thereto) (the "KCI Balance Sheet") were reasonably adequate as required by generally accepted accounting principles.

           3.11 Absence of Certain Changes or Events.   Since the
     KCI Balance Sheet Date (and other than in compliance with Section 5.3) there has not occurred:

                    (a) any change in the condition (financial or otherwise), properties, assets, liabilities, businesses, operations or results of operations of KCI and the KCI Subsidiaries, that constitutes or could reasonably be expected to result in a Material Adverse Effect;

                      (b)  any  amendments  or  changes  in   the
          Certificate of Incorporation or Bylaws of KCI;

                     (c) any damage, destruction or loss, whether covered by insurance or not, that constitutes or could reasonably be expected to result in a Material Adverse
          Effect;

                     (d)  any  redemption,  repurchase  or  other
          acquisition of shares of KCI Stock by KCI, or any declarations, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to KCI Stock;

                     (e) any material increase in or modification
          of the compensation or benefits payable or to become payable by KCI to any of its directors or employees, except in the ordinary course of business consistent with past practice or pursuant to agreements or arrangements existing as of the KCI Balance Sheet Date;

                     (f) any material increase in or modification of any bonus, pension, insurance, KCI Employee Plan or KCI Benefit Arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its employees, other than in the ordinary course of business consistent with past practice or pursuant to agreements or arrangements existing as of the KCI Balance Sheet Date;

                     (g)  any  acquisition or sale of a  material
          amount of property or assets of KCI, other than in  the
          ordinary  course  of  business  consistent  with   past
          practice;

                     (h)  any  alteration  in  any  term  of  any
          outstanding security of KCI;

                      (i)  any  (A)  incurrence,  assumption   or
          guarantee by KCI of any debt for borrowed money or other obligation; (B) issuance or sale of any security convertible into or exchangeable for debt securities of KCI; or (C) issuance or sale of options or other rights to acquire from KCI, directly or indirectly, debt securities of DSO or any securities convertible into or exchangeable for any such debt securities;

                     (j) any creation or assumption by KCI of any mortgage, pledge, security interest, lien or other encumbrance on any asset, except as would not have a Material Adverse Effect;

                     (k)  any  making  of any  loan,  advance  or
          capital contribution to or investment in any person (as defined in Section 3.18) other than (i) travel loans or advances made in the ordinary course of business of KCI, (ii) other loans and advances in an aggregate amount which does not exceed $25,000 outstanding at any time and (iii) purchases on the open market of liquid, publicly traded securities;

                      (l)   any   entering  into  or   amendment,
          relinquishment, termination or non-renewal by KCI of any contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business, except as would not have a Material Adverse Effect;

                     (m)  any transfer or grant of a right  under
          KCI's Intellectual Property Rights, other than those transferred or granted in the ordinary course of business; or

                     (n) any agreement or arrangement made by KCI to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement untrue or incorrect as of the date when made unless otherwise disclosed.

           3.12 No Default. Neither KCI nor any of the KCI Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by KCI or any of the KCI Subsidiaries under, any contract or agreement to which KCI or any of the KCI Subsidiaries is a party and which would, if terminated or modified, have, insofar as can reasonably be foreseen, a Material Adverse Effect.

           3.13 Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of KCI or any of the KCI Subsidiaries from KCI or any of the KCI Subsidiaries, under any KCI Employee Plan, KCI Benefit Arrangement or otherwise, (ii) increase any benefit otherwise payable under any KCI Employee Plan, KCI Benefit Arrangement or otherwise or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

           3.14 Taxes.  KCI and each of the KCI Subsidiaries have
     (i) duly and timely filed with the appropriate governmental authorities all Tax Returns (as defined in Section 2.14(c)) required to be filed by it, and has not filed for an extension to file any Tax Returns and such Tax Returns are true, complete and correct in all material respects, and
     (ii) duly paid in full or made adequate provision for the payment of all Taxes (as defined in Section 2.14(b)) shown to be due on such Tax Returns. Tax Returns referred to in clause (i) hereinabove have been examined by the IRS or the appropriate governmental authority through the returns for the year ending December 31, 1990 or the period of assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, all deficiencies asserted or assessments made as a result of such examination have been paid in full and no proceeding or examination by or in front of the relevant governmental authority in connection with the examination of any of the Tax Returns referred to in clause (i) hereinabove is currently pending. No claim has been made in writing to them by any authority in a jurisdiction where they do not file a Tax Return that they are or may be subject to Tax in such jurisdiction. No waivers of statutes of limitations have been given by or requested in writing to them with respect to any Taxes. They have not agreed to any extension of time with respect to any Tax deficiency. The liabilities and reserves for Taxes reflected in the KCI Balance Sheet as of March 31, 1996 will be adequate to cover all Taxes for all periods ending on or prior to such date, except for the payment of such Taxes which, alone or in the aggregate, would not have a Material Adverse Effect on them, and there are no liens for Taxes upon any property or asset of KCI or KCI Subsidiaries, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to their Taxes which, if decided adversely, singly or in the aggregate, would have a Material Adverse Effect on them. They are not parties to any agreement providing for the allocation or sharing of Taxes with any entity. They have not, with regard to any asset or property held, acquired or to be acquired by them, filed a consent to the application of Section 341(f) of the Code. They have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, except for such taxes which, alone or in the aggregate, would not have a Material Adverse Effect on them. No Tax is required to be withheld by them pursuant to
     Section 1445 of the Code as a result of the transfer contemplated by this Agreement. As a result of the Merger, they will not be obligated to make a payment to any individual that would be a "parachute payment" to a "disqualified individual" as those terms are defined in
     Section 280G of the Code without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

            3.15 Intellectual Property. KCI and the KCI Subsidiaries own, or have the right to use, sell or license all material Intellectual Property Rights necessary or required for the conduct of their respective businesses as presently conducted and such rights to use, sell or license are reasonably sufficient for such conduct of their respective businesses. To KCI's knowledge, neither KCI nor any KCI Subsidiary is infringing or otherwise violating Intellectual Property Rights of any person, which infringement or violation would subject KCI or any KCI Subsidiary to a liability which, individually or in the aggregate, would have a Material Adverse Effect. No claim has been made or to KCI's knowledge, threatened against KCI or any KCI Subsidiary alleging any such violation which will have a Material Adverse Effect.

            3.16 Fees and Expenses. Except for PaineWebber Incorporated, neither KCI nor any of the KCI Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

          3.17 Environmental Matters.

                     (a)  KCI and the KCI Subsidiaries have  duly
          complied with, and the real property, equipment, businesses, operations and assets of each are in compliance with, the Environmental Laws, except where any such failures to comply, when taken in the aggregate, will not have a Material Adverse Effect.

                    (b) To the best of the knowledge of KCI, with respect to KCI and the KCI Subsidiaries, there are no conditions presently existing which may reasonably be expected to lead to: (i) responsibilities or liability, or an assertion thereunder by any governmental entity or private person, pursuant to any Environmental Law the subject of which is the management and disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any foreign, federal, state or local law, statute, code or ordinance and all rules and regulations promulgated thereunder, as hazardous or potentially hazardous and, if not so listed, asbestos, lead and petroleum) or (ii) tort claims based on an action or inaction of KCI or any of the KCI Subsidiaries relating to the management and disposal of toxic or hazardous substances or wastes prior to the Effective Time, except where any such failures to comply, when taken in the aggregate, will not have a Material Adverse Effect.

                     (c)  KCI and the KCI Subsidiaries have  been
          issued, will maintain until the Effective Time and will cause to remain in effect immediately thereafter, all required foreign, federal, state and local permits, licenses, certificates and approvals relating to (i) air emissions, (ii) discharges to surface water or ground water, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes and (vi) any other environmental, health or safety matters, except where any such failures to comply, when taken in the aggregate, will not have a Material Adverse Effect.

                    (d) KCI and the KCI Subsidiaries have neither received notice of, nor know of, nor have any reason to suspect, any fact(s) which might constitute violation(s) of any Environmental Laws which remain uncured or where failure to cure any such violations, when taken in the aggregate, will not have a Material Adverse Effect.

                    (e) To the best of the knowledge of KCI, with respect to KCI and the KCI Subsidiaries, there has been no Hazardous Discharge which, when taken in the aggregate, will have a Material Adverse Effect. To KCI's knowledge, there is not located on the real property used by KCI and the KCI Subsidiaries toxic or hazardous substances or wastes in violation of Environmental Laws, which, when taken in the aggregate, will have a Material Adverse Effect. To the best of the knowledge of KCI, there is not located on the real property used by KCI and the KCI Subsidiaries toxic or hazardous substances or wastes in violation of Environmental Laws, which, when taken in the aggregate, will have a Material Adverse Effect.

                      (f)  With  respect  to  KCI  and  the   KCI
          Subsidiaries,   there   has   been   no   Environmental
          Complaints which, when taken in the aggregate, would result in a Material Adverse Effect.

                      (g)  With  respect  to  KCI  and  the   KCI
          Subsidiaries, there has been no lien asserted or created by any foreign, federal, state or local authority upon any or all of the assets, equipment, real property or other facilities of KCI and the KCI Subsidiaries by reason of a Hazardous Discharge or Environmental Complaint initiated or occurring prior to the Effective Time, except any which, when taken in the aggregate, would not have a Material Adverse Effect.

                     (h)  For the purposes of this Section  3.17,
          the term "KCI and KCI Subsidiaries" shall also mean subsidiaries or other properties previously owned or operated by KCI or a KCI Subsidiary, either directly or indirectly, which would create liability for KCI or the KCI Subsidiary by virtue of their prior ownership.

                     (i)  KCI  has  made  available  to  DSO  all
          environmental studies and reports pertaining or relating in any way to the real property or equipment owned, occupied or leased by KCI or the KCI Subsidiaries or otherwise relating or pertaining to the business, operations or assets of KCI and the KCI Subsidiaries.

          3.18 Interested Party Transactions.

                     (a)  As of the date hereof, neither KCI  nor
          any of the KCI Subsidiaries is a party to any oral or written (i) consulting or similar agreement with any present or former director, officer or employee or any entity controlled by any such person not terminable on thirty days' or less notice involving the payment of more than $100,000 per annum, (ii) agreement with any executive officer or other key employee, the benefits of which are contingent or the terms of which are materially altered, upon the occurrence of a transaction involving it of the nature contemplated by this Agreement, (iii) agreement with respect to any executive officer or other key employee of it providing any term of employment or compensation guarantee extending for a period longer than one year or for the payment in excess of $100,000 per annum, or (iv) except for the KCI Options, agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement.

                      (b)   Neither  KCI  nor  any  of  the   KCI
          Subsidiaries is indebted for money borrowed, either directly or indirectly from any of its officers, directors, or any Affiliate in any amount whatsoever, nor are any of its officers, directors, or Affiliates indebted for money borrowed from it; nor are there any transactions of a continuing nature between it and any of its officers, directors, or Affiliates (other than the regular employment of such persons) which will continue beyond the Effective Time, including, without limitation, use of its assets for personal benefit with or without adequate compensation.

          3.19 Contracts.

                      (a)   Neither  KCI  nor  any  of  the   KCI
          Subsidiaries is a party to any contracts, agreements, commitments and other instruments (whether oral or written) that (i) involve an expenditure by such party or require the performance of services or delivery of goods to, by, through, on behalf of or for the benefit of such party, which in each case, relates to a contract, commitment or instrument that requires payments in excess of $25,000 per year and (ii) involve an obligation for the performance of services or delivery of goods by such party that cannot, or in reasonable probability will not be performed within thirty days from the dates as of which these representations are made, except for arrangements for the manufacture or supply of products and for the purchase or sale of merchandise or services entered into the ordinary course of business.

                      (b)   All   of   the  material   contracts,
          agreements, commitments and other instruments that either KCI or any of the KCI Subsidiaries is a party to, or by which any of them is bound, are valid and binding upon such party and the other parties thereto and are in full force and effect and enforceable in accordance with their terms, and neither such party nor any other party to any such contract, agreement, commitment or other instrument has breached any provision of, and no event has occurred, in each case, which, with the lapse of time or action by a third party, could result in a default under the terms thereof which, alone or in the aggregate, would have a Material Adverse Effect, and, there are no existing facts or circumstances which would prevent such party's contracts and agreements for the sale of goods from maturing in due course into fully collectible accounts receivable, except where failure to do so would have a Material Adverse Effect.

            3.20   Title  to  Properties.    KCI  and   the   KCI
     Subsidiaries have good title to all of their real and other properties and assets, tangible and intangible, as reflected in the KCI Balance Sheet, except as since sold or otherwise disposed of in the ordinary course of business, free and clear of all claims and encumbrances other than (i) specifically disclosed in the KCI Balance Sheet, (ii) any liens for taxes not yet due and payable or being contested, and (iii) such imperfections of title, covenants, restrictions, easements and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of the properties or otherwise materially impair the business operations or the financial condition of KCI and the KCI Subsidiaries taken as a whole.

           3.21 Insurance. KCI and the KCI Subsidiaries have insurance covering casualty, fire, liability, worker's compensation and disability (the "KCI Policies") providing coverage and having limitations and deductibles that are customary for a business of the type operated by them and sufficient for compliance in all material respects with all requirements of law and of all agreements to which KCI and the KCI Subsidiaries are a party, and such KCI Policies will be in full force and effect for all periods up to and including the Effective Time, and no notice of cancellation or termination has been received with respect to any of the KCI Policies. There are no pending claims under or relating to any of the KCI Policies which individually or in the aggregate, have a Material Adverse Effect.

           3.22 Board Approval. The Board of Directors of KCI has, as of the date hereof, unanimously (i) approved this Agreement and the Merger, (ii) approved the Voting Agreement among KCI, Coatings Group, Inc., Anders U. Schroeder, Asgard Ltd., Parkway M & A Capital Corporation and M&A Investment Pte Ltd., (iii) determined that the Merger is in the best interests of the stockholders of KCI and is on terms that are fair to such stockholders and (iv) resolved to recommend that the stockholders of KCI approve this Agreement and the Merger.

          3.23 Vote Required. The affirmative vote of holders of a majority of the outstanding shares of KCI Common Stock is the only vote of the holders of any class or series of KCI's capital stock necessary to approve this Agreement and the Merger.

          3.24 Disclosure. No representation or warranty made by KCI in this Agreement, nor any document, written information, statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by KCI or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein, not misleading in light of the circumstances under which they are furnished.

           3.25 Fairness Opinion. KCI's Board of Directors has received a written opinion from PaineWebber Incorporated that as of the date hereof the Exchange Ratio is fair to KCI's stockholders from a financial point of view.

           3.26 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon KCI or any of the KCI Subsidiaries that has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of KCI or any of the KCI Subsidiaries, any acquisition of property by KCI or any of the KCI Subsidiaries or the conduct of business by KCI or any of the KCI Subsidiaries as currently conducted, which would have a Material Adverse Effect.

          3.27 Propriety of Past Payments. No funds or assets of KCI or any of the KCI Subsidiaries have been used for an illegal purpose, nor have any unrecorded funds or assets of KCI or the KCI Subsidiaries been established for any purposes. No accumulation or use of KCI's or the KCI Subsidiaries' corporate funds or assets has been made without being properly accounted for in their respective books and records and all payments by or on behalf of KCI or the KCI Subsidiaries have been duly and properly recorded and accounted for in their respective books and records. No false or artificial entry has been made in the books and records of KCI or the KCI Subsidiaries for any reason (except in the case of unaudited financial statements, for year-ended adjustments). No payment has been made by or on behalf of KCI or the KCI Subsidiaries with the understanding that any part of such payment is to be used for any purpose other than that described in the document supporting such payment, and neither KCI nor any of the KCI Subsidiaries has made, directly or indirectly, any illegal contributions to any political party or candidate, either domestic or foreign. Neither the IRS nor any other federal, state, local or foreign government agency or entity has initiated or threatened any investigation of any payment made by KCI or the KCI Subsidiaries of, or alleged to be of, the type described in this Section 3.27.

     4.   DSO COVENANTS

           4.1 Advice of Changes. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, DSO will as soon as possible advise KCI in writing (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of DSO contained in this Agreement, if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect, (b) of any event or occurrence resulting in or which may reasonably be expected to result in, a Material Adverse Effect on DSO or (c) of any breach by DSO of any covenant or agreement contained in this Agreement. To ensure compliance with this Section 4.1, DSO shall deliver to KCI as soon as reasonably practicable after the end of each monthly accounting period ending after the date of this Agreement and before the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, an unaudited consolidated balance sheet, statement of operations and statement of cash flows for DSO, which financial statements shall be prepared in the ordinary course of business, in accordance with DSO's books and records and generally accepted accounting principles and shall fairly present the consolidated financial position of DSO as of their respective dates and the results of DSO's operations for the periods then ended.

           4.2 Maintenance of Business. During the period from the date of this Agreement until the earlier of the
     Effective Time or the termination of this Agreement in accordance with its terms, DSO will use its diligent commercial efforts to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof. If DSO becomes aware of any material deterioration in the relationship with any material customer, material supplier or key employee, it will promptly bring such information to the attention of KCI.

           4.3 Conduct of Business. Except as may be necessary to consummate the transactions contemplated hereby, during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, DSO will continue to conduct its business and maintain its business relationships in the ordinary and usual course and neither DSO nor any DSO Subsidiary will, without the prior written consent of KCI:

                     (a) borrow any money except for amounts that are not in the aggregate material to the financial condition of DSO and the DSO Subsidiaries, taken as a whole;

                     (b) enter into any material transaction not in the ordinary course of its business;

                     (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business or with respect to liens which are not material or relate to unpaid taxes;

                     (d)  dispose of any of its assets except  in
          the ordinary course of business;

                    (e) enter into any material lease or contract for the purchase or sale or license of any property, real or personal, except in the ordinary course of business;

                     (f) fail to maintain its equipment and other assets in good working condition and repair, and in all material respects, in accordance with the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

                      (g)  pay  (or  make  any  oral  or  written
          commitments or representations to pay) any bonus, increased salary or special remuneration to any officer, employee or consultant (except for normal salary increases consistent with past practices, not to exceed ten percent (10%) per year pursuant to existing arrangements previously disclosed to KCI on the DSO Disclosure Schedule) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments made in accordance with plans or agreements existing on the date hereof), grant any stock option (except for normal grants to newly hired or current employees consistent with past practices and annual grants of options granted to non-employee directors required by the terms of the DSO 1992 Stock
          Plan) or issue any restricted stock, or enter into or modify any agreement or plan or increase benefits of the type described in Section 2.8; provided that DSO shall be entitled to pay annual bonuses and to make changes to compensation (i) in the ordinary course of business consistent with past practices or (ii) with prior written notice to KCI in the event that such changes are required, in the good faith judgment of DSO and after consultation with KCI, to retain its key employees following the Effective Time;

                    (h) change accounting methods;

                     (i)  declare, set aside or pay any  cash  or
          stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (other than pursuant to arrangements with terminated employees or consultants in the ordinary course of business consistent with past practice);

                      (j)   amend  or  terminate  any   contract,
          agreement or license to which it is a party except those amended or terminated in the ordinary course of its business, consistent with past practice, and which are not material in amount or effect;

                     (k) lend any amount to any person or entity,
          other than (i) advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice, not material in amount and documented by receipts for the claimed amounts, or
          (ii) any loans pursuant to any DSO Section 401(a) Plan;

                     (l)  guarantee  or act as a surety  for  any
          obligation except for obligations in amounts that are not material;

                     (m)  issue or sell any shares of its capital
          stock of any class (except upon the exercise of a bona fide option or warrant currently outstanding or permitted to be granted under Section 4.3(g)), or any other of its securities, or issue or create any warrants, obligations, subscriptions, options (except as expressly permitted under Section 4.3(g)), convertible securities or other commitments to issue shares of capital stock, or accelerate the vesting of any outstanding option or other security;

                     (n)  split or combine the outstanding shares
          of its capital stock of any class or enter into any recapitalization or agreement affecting the number of rights of outstanding shares of its capital stock of any class or affecting any other of its securities;

                    (o) merge, consolidate or reorganize with, or acquire any entity (other than such transaction that would not be material and that would not impair or affect the timing of the Merger) or adopt a plan of liquidation or dissolution;

                    (p) amend its Certificate of Incorporation or Bylaws;

                     (q)  license  any DSO Intellectual  Property
          Rights except in the ordinary course of business;

                     (r) agree to any audit assessment by any tax authority;

                       (s)   change   any   insurance   coverage,
          voluntarily allow any insurance coverage to lapse, or issue any certificates of insurance; or

                    (t) agree to do, or permit any DSO Subsidiary to do or agree to do, or enter into negotiations with respect to any of the things described in the preceding clauses in this Section 4.3.

           4.4 Stockholder Approval. Without regard to the recommendation contemplated by this Section 4.4, DSO will call the DSO Stockholders Meeting to be held as soon as possible after the Form S-4 shall have been declared effective by the SEC to submit this Agreement, the Merger and related matters for the consideration and approval of the DSO stockholders. Such approval will be recommended by DSO's Board of Directors subject to the fiduciary obligations of its directors. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable securities laws.

           4.5 Prospectus/Proxy Statement. DSO will mail to its stockholders in a timely manner at least twenty (20) business days prior to the meeting, for the purpose of considering and voting upon the Merger at the DSO Stockholders Meeting, the Prospectus/Proxy Statement in the Form S-4. DSO will as soon as possible provide all information relating to DSO, its business or operations necessary for inclusion in the Prospectus/Proxy Statement to satisfy all requirements of applicable state and federal securities laws. DSO shall be solely responsible for any statement, information or omission in the Prospectus/Proxy Statement relating to it or its Affiliates based upon written information furnished by it. DSO will not provide or publish to its stockholders any material concerning it or its Affiliates that violates the Securities Act or the Exchange Act with respect to the transactions contemplated hereby.

           4.6 Regulatory Approvals. DSO will promptly execute and file or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which KCI may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. DSO will use its best efforts to obtain promptly all such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the execution of this Agreement, DSO shall file with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "DOJ"), a pre-merger notification report under the HSR Act.

           4.7 Necessary Consents. During the term of this Agreement, DSO will use its best efforts to obtain such written consents and take such other actions as may be necessary or appropriate in addition to those set forth in
     Section 4.6 to allow the consummation of the transactions contemplated hereby and to allow the Surviving Corporation to carry on DSO's business after the Effective Time.

          4.8 Access to Information. DSO will allow KCI and its agents reasonable access to the files, books, records and offices of DSO and each DSO Subsidiary, including, without limitation, any and all information relating to DSO's taxes, commitments, contracts, leases, licenses and real, personal and intangible property and financial condition. DSO will cause its accountants to cooperate with KCI and its agents in making available to KCI all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all tax returns and financial statements prepared or audited by such accountants.

           4.9 Satisfaction of Conditions Precedent. During the term of this Agreement, DSO will use its best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article 8, and DSO will use its best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated.

          4.10 No Other Negotiations. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, DSO and the DSO Subsidiaries shall not, and shall direct and use its best efforts to cause its officers, directors and agents not to (a) solicit, engage in discussions or negotiate with any person (whether such discussions or negotiations are initiated by DSO or otherwise) or take any other action intended or designed to facilitate the efforts of any person, other than KCI, relating to a possible Alternative Acquisition (as defined below), (b) provide information with respect to DSO or any of the DSO Subsidiaries to any person, other than KCI, relating to a possible Alternative Acquisition by any person, other than KCI, (c) enter into an agreement with any person, other than KCI, providing for a possible Alternative Acquisition or (d) except as contemplated by this Section
     4.10 or as required by applicable law (including the exercise of the fiduciary duties of the DSO Board of Directors), make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any person, other than by KCI.

           Notwithstanding the foregoing, the restrictions set forth in this Agreement shall not prevent the Board of Directors of DSO (or its agents pursuant to its instructions) from taking the following actions: (a) furnishing information concerning DSO and its business, properties and assets to any third party and (b) entering into discussions with such third party concerning an Alternative Acquisition, provided that all of the following events shall have occurred: (i) such third party has made a written proposal to the Board of Directors of DSO to consummate an Alternative Acquisition which proposal identifies a price or range of values to be paid for the outstanding securities or substantially all of the assets of DSO, and if consummated, based on the advice of DSO's investment bankers, the Board of Directors of DSO has determined such Alternative Acquisition to be financially more favorable to the stockholders of DSO than the terms of the Merger (a "Superior Proposal"); (ii) DSO's Board of Directors has determined, based on the advice of its investment bankers, that such third party is financially capable of consummating such Superior Proposal; (iii) the Board of Directors of DSO shall have determined, after consultation with its outside legal counsel, that the fiduciary duties of the Board of Directors require DSO to furnish information to and negotiate with such third party; and (iv) at least two (2) business days prior thereto, KCI shall have been notified in writing of such Superior Proposal, including all of its terms and conditions, and shall have been given copies of such proposal and KCI shall have been notified of the determinations made by the DSO Board of Directors pursuant to clauses (i), (ii) and (iii) of this paragraph. Notwithstanding the foregoing, DSO shall not provide any non-public information to such third party unless (A) it provides such information to KCI simultaneously or as promptly as practicable thereafter and
     (B) DSO has notified KCI in advance of any such proposed disclosure of non-public information to any such third party, with a description of the information proposed to be disclosed.

           In addition to the foregoing, DSO shall not accept or enter into any agreement concerning an Alternative Acquisition for a period of not less than forty-eight (48) hours after KCI's receipt of a copy of such proposal of an Alternative Acquisition. Upon compliance with the foregoing, DSO shall be entitled to enter into an agreement with such third-party concerning an Alternative Acquisition provided that DSO shall immediately make or cause to be made payment in full to KCI of the Breakup Fee as defined in
     Section 9.4 below.

           If DSO or any of the DSO Subsidiaries receives any unsolicited offer, inquiry or proposal to enter into discussions or negotiations relating to an Alternative Acquisition, DSO shall immediately notify KCI thereof, including information as to the identity of the party making any such offer, inquiry or proposal and the specific terms of such offer, inquiry or proposal, as the case may be.

          DSO shall be entitled to provide copies of this Section
     4.10 to third parties who, on an entirely unsolicited basis after the date hereof, contact DSO concerning an Alternative Acquisition; provided that KCI shall concurrently be notified of such contact and the delivery of such copy.

            For purposes of this Agreement, "Alternative Acquisition" shall mean any of the following (other than transactions between KCI and DSO contemplated hereby): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving DSO or the DSO Subsidiaries; (ii) any sale, exchange, transfer or other disposition of 20% or more of the assets of DSO or the DSO Subsidiaries, taken as a whole, in a single transaction or series of related transactions, (iii) any sale of or tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of DSO or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person acquiring beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed for the purpose of effecting an Alternative Acquisition which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of DSO; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing with respect to DSO or the DSO Subsidiaries.

     5.   KCI COVENANTS

           5.1 Advice of Changes. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, KCI will as soon as possible advise DSO in writing (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of KCI contained in this Agreement, if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect, (b) of any Material Adverse Effect on KCI or (c) of any breach by KCI of any covenant or agreement contained in this Agreement. To ensure compliance with this Section 5.1, KCI shall deliver to DSO as soon as reasonably practicable after the end of each monthly accounting period ending after the date of this Agreement and before the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, an unaudited consolidated balance sheet, statement of operations and statement of cash flows for KCI, which financial statements shall be prepared in the ordinary course of business, in accordance with KCI's books and records and generally accepted accounting principles and shall fairly present the consolidated financial position of KCI as of their respective dates and the results of KCI's operations for the periods then ended.

           5.2 Maintenance of Business. During the period from the date of this Agreement until the earlier of the
     Effective Time or the termination of this Agreement in accordance with its terms, KCI will use its diligent commercial efforts to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof. If KCI becomes aware of any material deterioration in the relationship with any material customer, material supplier or key employee, it will promptly bring such information to the attention of DSO.

           5.3 Conduct of Business. Except as may be necessary to consummate the transactions contemplated hereby, during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, KCI will continue to conduct its business and maintain its business relationships in the ordinary and usual course and neither KCI nor any KCI Subsidiary will, without the prior written consent of DSO:

                     (a) borrow any money except for amounts that are not in the aggregate material to the financial condition of KCI and the KCI Subsidiaries, taken as a whole;

                     (b) enter into any material transaction not in the ordinary course of its business;

                     (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business or with respect to liens which are not material or relate to unpaid taxes;

                     (d)  dispose of any of its assets except  in
          the ordinary course of business;

                    (e) enter into any material lease or contract for the purchase or sale or license of any property, real or personal, except in the ordinary course of business;

                     (f) fail to maintain its equipment and other assets in good working condition and repair, and accordingly, in all material respects, to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

                      (g)  pay  (or  make  any  oral  or  written
          commitments or representations to pay) any bonus, increased salary or special remuneration to any officer, employee or consultant (except for normal salary increases consistent with past practices and not to exceed ten percent (10%) per year pursuant to existing arrangements previously disclosed to DSO on the KCI Disclosure Schedule) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments made in accordance with plans or agreements existing on the date hereof), grant any stock option (except for normal grants to newly hired or current employees consistent with past practices and grants of options granted to non-employee directors required by the terms of the KCI 1992 Incentive Compensation Plan) or issue any restricted stock, or enter into or modify any agreement or plan or increase benefits of the type described in Section 3.8; provided that KCI shall be entitled to pay annual bonuses and to make changes to compensation (i) in the ordinary course of business consistent with past practices or (ii) with prior written notice to DSO in the event that such changes are required, in the good faith judgment of KCI and after consultation with DSO, to retain its key employees following the Effective Time;

                    (h) change accounting methods;

                     (i)  declare, set aside or pay any  cash  or
          stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (other than pursuant to arrangements with terminated employees or consultants in the ordinary course of business consistent with past practice);

                      (j)   amend  or  terminate  any   contract,
          agreement or license to which it is a party except those amended or terminated in the ordinary course of its business, consistent with past practice, and which are not material in amount or effect;

                     (k) lend any amount to any person or entity,
          other than (i) advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice, not material in amount and documented by receipts for the claimed amounts, or
          (ii) any loans pursuant to any KCI Section 401(a) Plan;

                     (l)  guarantee  or act as a surety  for  any
          obligation except for obligations in amounts that are not material;

                     (m)  issue or sell any shares of its capital
          stock of any class (except upon the exercise of a bona fide option or warrant currently outstanding or permitted to be granted under Section 5.3(g)), or any other of its securities, or issue or create any warrants, obligations, subscriptions, options (except as expressly permitted under Section 5.3(g)), convertible securities or other commitments to issue shares of capital stock, or accelerate the vesting of any outstanding option or other security;

                     (n)  split or combine the outstanding shares
          of its capital stock of any class or enter into any recapitalization or agreement affecting the number of rights of outstanding shares of its capital stock of any class or affecting any other of its securities;

                    (o) merge, consolidate or reorganize with, or acquire any entity (other than such transaction that would not be material and that would not impair or affect the timing of the Merger) or adopt a plan of liquidation or dissolution;

                    (p) amend its Certificate of Incorporation or Bylaws;

                     (q)  license  any KCI Intellectual  Property
          Rights except in the ordinary course of business;

                     (r) agree to any audit assessment by any tax authority;

                       (s)   change   any   insurance   coverage,
          voluntarily allow any insurance coverage to lapse, or issue any certificates of insurance; or

                    (t) agree to do, or permit any KCI Subsidiary to do or agree to do, or enter into negotiations with respect to any of the things described in the preceding clauses in this Section 5.3.

           5.4 Stockholder Approval. Without regard to the recommendation contemplated by this Section 5.4, KCI will call the KCI Stockholders Meeting to be held as soon as possible after the Form S-4 shall have been declared effective by the SEC to submit this Agreement, the Merger and related matters for the consideration and approval of the KCI stockholders. Such approval will be recommended by KCI's Board of Directors subject to the fiduciary obligations of its directors. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable securities laws.

           5.5 Prospectus/Proxy Statement. KCI will mail to its stockholders in a timely manner at least twenty (20) business days prior to the meeting, for the purpose of considering and voting upon the Merger at the KCI Stockholders Meeting, the Prospectus/Proxy Statement in the Form S-4. KCI will as promptly as soon as possible provide all information relating to KCI, its business or operations necessary for inclusion in the Prospectus/Proxy Statement to satisfy all requirements of applicable state and federal securities laws. KCI shall be solely responsible for any statement, information or omission in the Prospectus/Proxy Statement relating to it or its Affiliates based upon written information furnished by it. KCI will not provide or publish to its stockholders any material concerning it or its Affiliates that violates the Securities Act or the Exchange Act with respect to the transactions contemplated hereby.

           5.6 Regulatory Approvals. KCI will promptly execute and file or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which DSO may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. KCI will use its best efforts to promptly obtain all such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the execution of this Agreement, KCI shall file with the FTC and the Antitrust Division of the DOJ a pre-merger notification report under the HSR Act.

           5.7 Necessary Consents. During the term of this Agreement, KCI will use its best efforts to obtain such written consents and take such other actions as may be necessary or appropriate in addition to those set forth in
     Section 5.6 to allow the consummation of the transactions contemplated hereby and to allow the Surviving Corporation to carry on KCI's business after the Effective Time.

          5.8 Access to Information. KCI will allow DSO and its agents reasonable access to the files, books, records and offices of KCI and each KCI Subsidiary, including, without limitation, any and all information relating to KCI's taxes, commitments, contracts, leases, licenses and real, personal and intangible property and financial condition. KCI will cause its accountants to cooperate with DSO and its agents in making available to DSO all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all tax returns and financial statements prepared or audited by such accountants.

           5.9 Satisfaction of Conditions Precedent. During the term of this Agreement, KCI will use its best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article 7, and KCI will use its best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated.

           5.10 Listing. KCI will use its best efforts to cause as promptly as reasonably practicable the shares of KCI Common Stock to be issued pursuant to the Merger to be listed upon the Effective Time with the NYSE, subject to official notice of issuance.

           5.11 Nomination of Directors. The Board of Directors of KCI shall take all necessary action to increase the KCI Board of Directors to nine members as of the Effective Time and to cause the two persons named by DSO at the Effective Time to be appointed to the Board of Directors of KCI with one DSO designee to be appointed to the class of directors serving until the KCI Annual Meeting of Shareholders in 1999 and the other in the class serving until the KCI Annual Meeting in 1997, at which KCI agrees to use its best efforts to renominate such person to serve until the KCI Annual Meeting in 2000.

           5.12 Executive Committee. The Board of Directors of KCI shall take all necessary steps as of the Effective Time, to create an Executive Committee of the Board of Directors with three members, and to cause one director, named by DSO at the Effective Time, to be appointed to such committee.

           5.13  Director and Officer Indemnification.  From  and
     after the Effective Time, KCI shall indemnify, defend and hold harmless the current officers and directors of DSO and DSO Subsidiaries against all losses, claims, damages and liability in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent that DSO or such DSO Subsidiary would have been permitted under applicable law and the Certificates or Articles of Incorporation and Bylaws of DSO or DSO Subsidiary in effect on the date hereof to indemnify such person. For at least six years after the Effective Time, KCI shall cause the Surviving Corporation to keep in effect provisions in its Certificate or Article of Incorporation and Bylaws providing for limitation of director and officer liability and indemnification of such persons to the fullest extent. KCI shall reimburse all expenses including reasonable attorney's fees, incurred by any person to enforce successfully the obligations of KCI under this Section. The provisions of this Section 5.13 shall survive consummation of the Merger and are expressly intended to benefit current directors and officers of DSO. After the Effective Time, KCI shall cause the Surviving Corporation to purchase insurance covering the directors and officers of DSO for claims made within one year after the Effective Time against such directors and officers relating to claims arising prior to the Effective Time. KCI shall not be obligated to pay more than $150,000 for such insurance. From and after the Effective Time, KCI shall purchase insurance covering the directors and officers of KCI, with coverage limits comparable to such insurance carried by DSO prior to the Effective Time, if in the sole discretion of KCI, such insurance may be purchased at prices comparable to that paid by DSO.

           5.14 DSO Trade Debt. KCI shall cause the Surviving Corporation to provide for the approximately $9,922,017 (plus interest accruing after July 1, 1996) owing as of the date hereof by DeSoto to its trade creditors pursuant to the Trade Composition Agreement and related Security Agreement (the "Trade Debt"), in the following amounts: (i) eighty percent (80%) of the Trade Debt as promptly as reasonably practicable after the Effective Time, and (ii) twenty percent (20%) of the Trade Debt no later than one (1) year after the Effective Time.

     6.   CLOSING MATTERS

           6.1 The Closing. Subject to the termination of this Agreement as provided in Article 9 below, the Closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Godwin & Carlton, P.C., 901 Main Street, Suite 2500, Dallas, Texas 75202 on a date (the "Closing Date") and at a time to be mutually agreed upon by the parties, which date shall be no later than the third business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by DSO and KCI. Concurrently with the Closing, the Certificate of Merger will be filed in the office of Secretary of State of the State of Delaware. As soon as practicable thereafter, the Certificate of Merger will be recorded in the Office of Recorder of the Delaware county or counties in which the parties to the Certificate of Merger maintain their respective registered offices.

          6.2  Exchange of Certificates.

                     (a)  Exchange Agent.  Prior to  the  Closing
          Date, KCI shall select a bank or trust company reasonably acceptable to DSO to act as exchange agent (the "Exchange Agent") in the Merger. Promptly after the Effective Time, KCI shall deposit with the Exchange Agent, for the benefit of the holders of shares of DSO Common Stock, for exchange in accordance with this Agreement and the Certificate of Merger, certificates representing the shares of KCI Common Stock (such shares of KCI Common Stock, together with any dividends or distributions with respect thereto pursuant to
          Section 6.2(c), being hereinafter referred to as the "Exchange Fund") issuable pursuant to this Agreement and the Certificate of Merger in exchange for outstanding shares of DSO Common Stock. The Exchange Agent shall not be entitled to vote or exercise any right of ownership with respect to the KCI Common Stock held by it from time to time hereunder.

                      (b)   Exchange  Procedures.   As  soon   as
          practicable  after  the Effective  Time,  the  Exchange
          Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of DSO Common Stock (collectively, the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as DSO and KCI may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing KCI Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of KCI Common Stock which such holder has the right to receive pursuant to the provisions of this Agreement and the Certificate of Merger, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of DSO Common Stock which is not registered on the transfer records of DSO, a certificate representing the proper number of shares of KCI Common Stock may be issued to a transferee if the Certificate representing such KCI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 6.2 and the Certificate of Merger, each Certificate shall be deemed, on and after the Effective Time, to represent only the right to receive upon such surrender the certificate representing shares of KCI Common Stock and cash in lieu of any fractional shares of KCI Common Stock as contemplated by Section 1.2, the Certificate of Merger and the Delaware Law.

                       (c)   Distributions   with   Respect    to
          Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to KCI Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of KCI Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.2 or the Certificate of Merger until a new certificate for KCI Common Stock is issued in exchange for such Certificate. Subject to the effect of applicable laws, after the issuance of a certificate for KCI Common Stock in exchange for a Certificate, there shall be paid to the record holder of such new certificate representing whole shares of KCI Common Stock issued in exchange therefor, without interest, (i) at the time of such issuance, the amount of any cash payable in lieu of a fractional share of KCI Common Stock to which such holder is entitled pursuant to Section 1.2 and the Certificate of Merger and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of KCI Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of KCI Common Stock.

                    (d) No Further Ownership Rights to DSO Stock. All shares of KCI Stock issued upon the surrender for exchange of shares of DSO Stock in accordance with the terms of this Agreement and the Certificate of Merger (including any cash paid pursuant to Section 1.2) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of DSO Stock, and after the Effective Time there shall be no further registration of any transfer on the stock transfer books of the Surviving Corporation of the shares of DSO Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to KCI for any reason, they shall be cancelled and exchanged as provided in this
          Section 6.2 and the Certificate of Merger.

                      (e)  Termination  of  Exchange  Fund.   Any
          portion of the Exchange Fund which remains undistributed to the former stockholders of DSO for six
          (6) months after the Effective Time shall be delivered to KCI, upon demand, and any former stockholders of DSO who have not theretofore complied with this Section 6.2 and the Certificate of Merger shall thereafter look only to KCI for payment of their claim for KCI Stock, any cash in lieu of fractional shares of KCI Stock and any dividends or distributions with respect to KCI Stock.

                     (f)  No  Liability.   Neither  the  Exchange
          Agent, KCI nor DSO shall be liable to any holder of shares of DSO Stock or KCI Stock, as the case may be, for Exchange Funds or stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

            6.3 Assumption of Options. Promptly after the Effective Time, KCI will notify in writing each holder of a KCI Converted Option of the assumption of such option by KCI, the number of shares of KCI Common Stock that are then subject to such option, and the exercise price of such option, as determined pursuant to this Agreement.

     7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF DSO

           The obligations of DSO hereunder are subject to the fulfillment or satisfaction on or before the Closing Date, of each of the following conditions (any one or more of which may be waived by DSO, but only in a writing signed by
     DSO):

           7.1 Accuracy of Representations and Warranties. The representations and warranties of KCI set forth in Article 3 (as qualified by the KCI Disclosure Schedule and the Recent KCI SEC Documents) shall be true and accurate in every respect on and as of the Closing Date with the same force and effect as if they had been made at the Closing except to the extent the failure of such representations and warranties to be true and accurate in such respects has not had and could not reasonably be expected to have a Material Adverse Effect, and DSO shall receive a certificate to such effect executed by KCI's Chief Financial Officer.

           7.2 Covenants. KCI shall have performed and complied in all material respects with all of its covenants required to be performed by it under this Agreement on or before the Closing, and DSO shall receive a certificate to such effect signed by KCI's Chief Financial Officer.

          7.3 Absence of Material Adverse Change. From the date of this Agreement through the Effective Time, there shall not have been any material adverse change in the condition (financial or otherwise), properties, assets, liabilities, businesses, operations or results of operations of KCI and the KCI Subsidiaries, taken as a whole (a "KCI Material Adverse Change").

           7.4 Compliance with Law. There shall be no order, decree or ruling by any governmental agency or written threat thereof, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the
     Merger, which would prohibit or render illegal the transactions contemplated by this Agreement.

           7.5 Government Consents. There shall have been obtained on or before the Closing such material permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Merger by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal and state securities laws and the compliance with, and expiration of any applicable waiting period under, the HSR Act.

           7.6 The Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order and the Prospectus/Proxy Statement shall on the Closing not be subject to any proceedings commenced or threatened by the SEC.

           7.7 Documents. DSO shall have received all written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by DSO's legal counsel to provide for the continuation in full force and effect of any and all material contracts and leases of KCI and for KCI to consummate the transactions contemplated hereby except when the failure to receive such consents, assignments, waivers, authorizations or certificates would not constitute a KCI Material Adverse Change.

           7.8   Stockholder  Approval.  This Agreement  and  the
     Merger shall have been approved and adopted by the DSO stockholders in accordance with the rules of the NYSE, applicable law and DSO's Certificate of Incorporation and Bylaws.

           7.9 KCI Approval. This Agreement, the Merger and the issuance of KCI Common Stock in connection with the Merger shall have been approved by the KCI stockholders in accordance with the rules of the NYSE, applicable law and KCI's Certificate of Incorporation and Bylaws.

           7.10 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any federal or state court and remain in effect, nor shall any proceeding initiated by the U.S. Government seeking any of the foregoing be pending.

          7.11 Election of DSO Designees to Board of Directors of KCI. The Board of Directors of KCI shall have taken appropriate action to cause the number of directors comprising the full Board of Directors of KCI at the Effective Time to be increased from seven to nine persons, and the two persons named by DSO at the Effective Time shall be added as additional Directors effective upon the Effective Time.

           7.12   Tax  Opinions.   DSO shall  have  received  two
     opinions of Fried, Frank, Harris, Shriver & Jacobson (or such other counsel selected by DSO) in form and substance reasonably satisfactory to it, based, in each case, upon representation letters dated on or about the dates of such opinions from persons reasonably requested to provide such letters and such other facts and representations as counsel may reasonably deem relevant, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368 of the Code, the first of which shall be dated on or about the date that is two business days prior to the date of the Joint Proxy Statement/Prospectus and the second of which shall be dated as of the Effective Time.

           7.13 Legal Opinion. DSO shall have received from counsel to KCI an opinion reasonably acceptable to DSO.

           7.14 Listing. The shares of KCI Common Stock to be issued in the Merger and upon exercise of the Warrants shall have been approved for listing on the NYSE, subject to official notice of issuance.

           7.15 PBGC. Prior to the Effective Time (i) KCI shall have discussed with the PBGC the merger of the DSO Retirement Plans and the KCI Retirement Plans, and the assets thereof, and (ii) the PBGC will have raised KCI's borrowing restrictions to an amount reasonably expected to enable KCI to perform its obligations under this Agreement.

           7.16 Financing. KCI shall have available reasonably sufficient sources of financing in order to effect the Merger and to satisfy its obligations and those of the Surviving Corporation.

           7.17 Fairness Opinion. DSO shall have received an opinion of Salomon Brothers, Inc. confirming, as of one business day before the Effective Time, that the Exchange Ratio is fair to the holders of DSO Common Stock from a financial point of view.

     8.   CONDITIONS PRECEDENT TO OBLIGATIONS OF KCI

           The obligations of KCI hereunder are subject to the fulfillment or satisfaction on or before the Closing, of each of the following conditions (any one or more of which may be waived by KCI, but only in a writing signed by KCI):

           8.1 Accuracy of Representations and Warranties. The representations and warranties of DSO set forth in Article 2 (as qualified by the DSO Disclosure Schedule and the Recent DSO SEC Documents) shall be true and accurate in every respect on and as of the Closing Date with the same force and effect as if they had been made at the Closing except to the extent the failure of such representations and warranties to be true and accurate in such respects had not had and could not reasonably be expected to have a Material Adverse Effect (except that any breach of this Section 8.1 shall be deemed to have a Material Adverse Effect with respect to any untruth or inaccuracy contained in Section 2.8(i)), and KCI shall receive a certificate to such effect executed by DSO's Chief Financial Officer.

           8.2 Covenants. DSO shall have performed and complied in all material respects with all of its covenants required to be performed by it under this Agreement on or before the Closing, and KCI shall receive a certificate to such effect signed by DSO's Chief Financial Officer.

          8.3 Absence of Material Adverse Change. From the date of this Agreement through the Effective Time, there shall not have been any material adverse change in the condition (financial or otherwise), properties, assets, liabilities, businesses, operations or results of operations of DSO and DSO Subsidiaries, taken as a whole (a "DSO Material Adverse Change").

           8.4 Compliance with Law. There shall be no order, decree or ruling by any governmental agency or written threat thereof, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the
     Merger, which would prohibit or render illegal the transactions contemplated by this Agreement.

           8.5 Government Consents. There shall have been obtained on or before the Closing such material permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Merger by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal and state securities laws and the compliance with, and expiration of any applicable waiting period under, the HSR Act.

           8.6   Form  S-4.   The  Form  S-4  shall  have  become
     effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order and the Prospectus/Proxy Statement shall on the Closing not be subject to any proceedings commenced or threatened by the SEC.

           8.7 Documents. KCI shall have received all written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by KCI's legal counsel to provide for the continuation in full force and effect of any and all material contracts and leases of DSO and for DSO to consummate the transactions contemplated hereby except when the failure to receive such consents, assignments, waivers, authorizations, or certificates would not constitute a DSO Material Adverse Change.

           8.8 Stockholder Approval. This Agreement, the Merger and the issuance of KCI Common Stock in connection with the Merger shall have been approved by the KCI stockholders in accordance with the rules of the NYSE, applicable law and KCI's Certificate of Incorporation and Bylaws.

          8.9 DSO Approval. This Agreement and the Merger shall have been approved and adopted by the DSO stockholders in accordance with the rules of the NYSE, applicable law and DSO's Certificate of Incorporation and Bylaws.

           8.10 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any federal or state court and remain in effect, nor shall any proceeding initiated by the U.S. Government seeking any of the foregoing be pending.

           8.11 Tax Opinions. KCI shall have received two opinions of Godwin & Carlton, P.C. (or such other counsel selected by KCI) in form and substance reasonably satisfactory to it, based, in each case, upon representation letters dated on or about the dates of such opinions from persons reasonably requested to provide such letters and such other facts and representations as counsel may reasonably deem relevant, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368 of the Code, the first of which shall be dated on or about the date that is two business days prior to the date of the Joint Proxy Statement/Prospectus and the second of which shall be dated as of the Effective Time.

           8.12 Legal Opinion. KCI shall have received from counsel to DSO, an opinion reasonably acceptable to KCI.

            8.13 Agreement of Warrantholders. The Warrant Conversion Agreement of even date herewith between each holder of DSO Warrants and KCI shall be in full force and effect and the holders of the DSO Warrants shall have complied with all of their obligations under such Warrant Conversion Agreement.

           8.14 Financing. KCI shall have available reasonably sufficient sources of financing in order to effect the Merger and to satisfy its obligations and those of the Surviving Corporation.

           8.15 Amendment of DSO Retirement Plan. DSO shall have amended the DSO Retirement Plan effective immediately prior to the Effective Time to the reasonable satisfaction of KCI, in order to remove all restrictions in the DSO Retirement Plan, other than those required by ERISA, regarding (a) reductions or changes in benefit formulas thereunder, (b) the merger of the DSO Retirement Plan into another plan or the merger of another plan into the DSO Retirement Plan, (c) the reversion of plan assets thereof, and (d) the allocation of plan assets upon plan termination, including without
     limitation,  any  such  restrictions  in  Section   10.3(e),
     Section 10.4 or Section 11.4 of the DSO Retirement Plan.

           8.16 No Pending Termination. The DSO Retirement Plan shall not have been terminated.

           8.17 PBGC. Prior to the Effective Time (i) KCI shall have discussed with the PBGC the merger of the DSO Retirement Plans and the KCI Retirement Plans, and the assets thereof, and (ii) the PBGC will have raised KCI's borrowing restrictions to an amount reasonably expected to enable KCI to perform its obligations under this Agreement.

           8.18  Approval  of Change of Control.   Prior  to  the
     Effective Time, DSO and its Board of Directors shall make the approval and nomination described in Section 10.4 of the DSO Retirement Plan.

           8.19 Preferred Stockholders Consents. The Preferred Stockholder Waiver and Consent Agreement of even date herewith between KCI and the holders of the DSO Preferred Stock shall be in full force and effect and the holders of the DSO Preferred Stock shall have complied with all of their obligations under such Preferred Stockholder Waiver and Consent Agreement.

           8.20 Prescott Obligation.  DSO's payment obligation in
     respect  of its purchase of J.L. Prescott Company  shall  be
     resolved   on  terms  satisfactory  to  KCI  in   its   sole
     discretion.

           8.21 Fairness Opinion. KCI shall have received an opinion of PaineWebber Incorporated confirming, as of one business day before the Effective Time, that the Exchange Ratio is fair to the holders of KCI Common Stock from a financial point of view.

          8.22 Lender Consent. KCI shall have received a consent of its secured lender to the transactions contemplated by this Agreement.

           8.23 Trade Creditor Agreement. DSO's trade creditors shall have consented to the terms of repayment contemplated by Section 5.14 hereof.

           8.24 Merger of Pension Plans. All regulatory action shall have been taken in order to effect, and no impediments shall exist to prohibit, the merger of the DSO Pension Plans and the KCI Pension Plans, in a manner satisfactory to KCI, at the Effective Time.

     9.   TERMINATION OF AGREEMENT; BREAK UP FEES

           9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of KCI or
     DSO:

                    (a) by mutual agreement of DSO and KCI;

                    (b) by DSO, if (i) there has been a breach by
          KCI of any representation, warranty, covenant or agreement set forth in this Agreement on the part of KCI, or if any representation or warranty of KCI shall have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect and which KCI fails to cure prior to the Closing (except that no cure period shall be provided for a breach by KCI which by its nature cannot be cured),(ii) DSO shall have received a Superior Proposal and DSO's Board of Directors believes, after consultation with legal counsel, that its fiduciary duties require termination of this Agreement, or (iii) KCI shall not have received a non-binding commitment letter from a lending institution with respect to the matters contemplated by Sections 7.16 and 8.14 hereof, before the Form S-4 shall be declared effective by the SEC.

                    (c) by KCI, if (i) there has been a breach by DSO of any representation, warranty, covenant or agreement set forth in this Agreement on the part of DSO, or if any representation or warranty of DSO shall have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect and which DSO fails to cure prior to the Closing (except that no cure period shall be provided for a breach by DSO which by its nature cannot be cured) or
          (ii) DSO shall have entered into an agreement with respect to an Alternative Acquisition;

                    (d) by either party if the required approvals of the stockholders of DSO or KCI shall not have been obtained by reason of the failure to obtain the required vote;

                    (e) by either party, if all the conditions to its obligations for Closing the Merger shall not have been satisfied or waived on or before the Final Date (as defined below) other than as a result of a breach of this Agreement by the terminating party; or

                      (f)   by   either  party,  if  a  permanent
          injunction or other order by any federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the Merger shall have been issued and shall have become final and nonappealable.

           As used herein, the "Final Date" shall be December 31, 1996.

           9.2 Notice of Termination. Any termination of this Agreement under Section 9.1 above will be effective by the delivery of written notice pursuant to Section 11.9 of the terminating party to the other party hereto.

           9.3 Effect of Termination. In the case of any termination of this Agreement as provided in this Article 9, this Agreement shall be of no further force and effect (except as provided in Section 9.4 and Article 11) and nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations contained in the pre-existing confidentiality agreements between DSO and KCI (the "Confidentiality Agreements") which will survive termination of this Agreement in accordance with their terms.

          9.4  Breakup Fee.

                     (a)  Upon  the  occurrence  of  any  of  the
          following events, DSO shall immediately make payment or cause payment to be made to KCI (by wire transfer or cashier's check) of a breakup fee in the amount of $1,000,000 (the "Breakup Fee"): (i) this Agreement is terminated by KCI pursuant to Section 9.1(c)(ii); (ii) the Merger shall be submitted to a vote of the DSO stockholders as required hereunder, and the stockholders of DSO shall have failed to approve the Merger by a requisite vote required for such approval where at the time of such vote there is pending a proposal with respect to an Alternative Acquisition;
          (iii) without the occurrence of a KCI Material Adverse Change, the Board of Directors of DSO shall have failed to submit the Merger to its stockholders for approval as required by, and in accordance with, the terms of this Agreement; or (iv) DSO shall have terminated this Agreement pursuant to Section 9.1(b)(ii). Notwithstanding the foregoing, the fee payable under this Section 9.4(a) shall not be payable if, prior to the above-referenced occurrence, there shall be an event giving rise to KCI's payment obligation under
          Section 9.4(b).

                     (b)  If  without  the occurrence  of  a  DSO
          Material Adverse Change, the Board of Directors of KCI shall fail to submit the Merger to its stockholders for approval as required by, and in accordance with, the terms of this Agreement, KCI shall immediately make payment or cause payment to be made to DSO (by wire transfer or cashier's check) the Breakup Fee. Notwithstanding the foregoing, the fee payable under this Section 9.4(b) shall not be payable if, prior to the above-referenced occurrence, there shall be an event giving rise to DSO's payment obligation under
          Section 9.4(a).

                     (c)  Neither  party  shall  be  entitled  to
          receive the Breakup Fee hereunder if it shall have committed a material breach of this Agreement.

     10.  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

           All representations, warranties and covenants of the parties contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of the parties to this
     Agreement,  until  the earlier of the  termination  of  this
     Agreement or the Closing Date, whereupon such representations, warranties and covenants will expire (except for covenants that by their terms survive for a longer period).

     11.  MISCELLANEOUS.

           11.1 Governing Law. The internal laws of the State of Delaware (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto.

           11.2 Assignment; Binding Upon Successors and Assigns. Neither party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          11.3 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of the void or unenforceable provisions.

           11.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all the parties reflected hereon as signatories.

           11.5 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

           11.6 Amendment and Waivers. Any term or provision of this Agreement may be amended only in a writing signed by the party to be bound thereby. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be benefitted thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. The Agreement may be amended by the parties hereto at any time before or after approval of the DSO stockholders or the KCI stockholders, but, after such approval, no amendment will be made which by applicable law requires the further approval of the DSO stockholders or the KCI stockholders without obtaining such further approval.

           11.7 Expenses. Each party will bear its respective expenses and legal fees incurred with respect to this Agreement, and the transactions contemplated hereby.

           11.8 Attorney's Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorney's fees to be fixed by the court (including without limitation, costs, expenses and fees on any appeal).

           11.9 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If to DSO to:       DeSoto, Inc.
                    2101 E. 52nd St., 11th Floor
                    New York, NY 10022
                    Attention:  William Spier
                    Telecopier:  (212) 644-0499

     With a copy to:     Fried, Frank, Harris, Shriver & Jacobson
                    One New York Plaza
                    New York, New York 10004
                    Attention:  Peter Golden
                    Telecopier: (212) 859-8586

     And if to KCI: Keystone Consolidated Industries, Inc.
                    Three Lincoln Centre
                    5430 LBJ Freeway, Suite 1740
                    Dallas, Texas 75240
                    Attention: Glenn R. Simmons
                    Telecopier: (214) 458-8108

     With a copy to:     Godwin & Carlton, P.C.
                    901 Main Street, Suite 2500
                    Dallas, Texas 75202
                    Attention: James G. Vetter, Jr.
                    Telecopier: (214) 760-7332

           All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party sending such copy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized overnight courier, on the business day following dispatch, and (d) in the case of mailing, on the third business day following such mailing.

           11.10 Construction of Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a Section or an Exhibit will mean a Section in, or Exhibit to, this Agreement unless otherwise explicitly set forth. The titles and headings herein are for convenience purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.

           11.11 No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other. The status of the parties hereto is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

           11.12 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

           11.13 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder, partner or any party hereto or any other person or entity.

           11.14 Public Announcement. Upon execution of this Agreement, KCI and DSO promptly will issue a joint press release approved by both parties announcing the Merger. Thereafter, KCI or DSO may issue such press releases, and make such other disclosure regarding the Merger, after consultation with the other party, as it determines are required under applicable securities laws or NYSE rules after consultation with legal counsel.

           11.15 Entire Agreement. This Agreement and the exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Confidentiality Agreements, which shall remain in full force and effect. The express terms hereof control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Reorganization as of the date first above written.

KEYSTONE CONSOLIDATED INDUSTRIES,        DESOTO, INC.
INC.


By: ______________________________       By: ______________________________
    Glenn R. Simmons                         William Spier
    Chief  Executive  Officer                Chief Executive Officer































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